   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                             RF MICRO DEVICES, INC.
             (Exact name of registrant as specified in its charter)

        NORTH CAROLINA                        3674                          56-1733461
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                              7625 THORNDIKE ROAD
                     GREENSBORO, NORTH CAROLINA 27409-9421
                                 (336) 664-1233
  (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                                DAVID A. NORBURY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             RF MICRO DEVICES, INC.
                              7625 THORNDIKE ROAD
                     GREENSBORO, NORTH CAROLINA 27409-9421
                                 (336) 664-1233
 (Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                JEFFREY C. HOWLAND                                          DAVID SYLVESTER
       WOMBLE CARLYLE SANDRIDGE & RICE, PLLC                               HALE AND DORR LLP
            1600 BB&T FINANCIAL CENTER                              1455 PENNSYLVANIA AVENUE, N.W.
              WINSTON-SALEM, NC 27101                                   WASHINGTON, D.C. 20004
                  (336) 721-3516                                            (202) 942-8400

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
                                                   ---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
               ---------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          PROPOSED
                                                                     PROPOSED              MAXIMUM
                                                 AMOUNT               MAXIMUM             AGGREGATE            AMOUNT OF
         TITLE OF EACH CLASS OF                   TO BE           OFFERING PRICE          OFFERING           REGISTRATION
       SECURITIES TO BE REGISTERED            REGISTERED(1)        PER SHARE(2)          PRICE(1)(2)              FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value...............   2,300,000 shares          $44.50            $102,350,000            $28,454
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares of Common Stock that may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for the Company's Common Stock as reported on the Nasdaq National Market on December 15, 1998 in accordance with Rule 457(c) under the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER   , 1998

                                2,000,000 Shares

                            (RF Micro Devices Logo)

                                  Common Stock

                               ------------------

     Of the 2,000,000 shares of Common Stock offered, 1,750,000 shares are being sold by RF Micro Devices, Inc. and 250,000 shares are being sold by TRW Inc. RF Micro Devices will not receive any of the proceeds from the shares of Common Stock sold by TRW.

     RF Micro Devices Common Stock is traded on The Nasdaq National Market under the symbol "RFMD." On December 21, 1998, the last reported sale price for the Common Stock on The Nasdaq National Market was $49.1875 per share.

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      UNDERWRITING
                                                       DISCOUNTS            PROCEEDS TO
                                  PRICE TO                AND                 RF MICRO            PROCEEDS TO
                                   PUBLIC             COMMISSIONS             DEVICES                 TRW
                              ----------------      ----------------      ----------------      ----------------
Per Share...............             $                     $                     $                     $
Total (1)...............             $                     $                     $                     $

(1) RF Micro Devices and TRW have granted the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase a maximum of 300,000 additional shares to cover over-allotments of shares.

     Delivery of the shares of Common Stock will be made on or about
               , 1999, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
        CIBC OPPENHEIMER
                 HAMBRECHT & QUIST
                           NATIONSBANC MONTGOMERY SECURITIES LLC

                    Prospectus dated                  , 1999

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUMMARY.........................    3
RISK FACTORS...............................    5
USE OF PROCEEDS............................   13
DIVIDEND POLICY............................   13
PRICE RANGE OF COMMON STOCK................   13
CAPITALIZATION.............................   14
DILUTION...................................   14
SELECTED FINANCIAL DATA....................   15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...............................   16

                                             PAGE
                                             ----
BUSINESS...................................   24
MANAGEMENT.................................   38
PRINCIPAL AND SELLING SHAREHOLDERS.........   40
UNDERWRITING...............................   41
NOTICE TO CANADIAN RESIDENTS...............   42
LEGAL MATTERS..............................   43
EXPERTS....................................   43
ADDITIONAL INFORMATION.....................   43
INDEX TO FINANCIAL STATEMENTS..............  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY BE ACCURATE ONLY ON THE DATE OF THIS DOCUMENT.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference: (i) our Annual Report on Form 10-K for the fiscal year ended March 28, 1998; (ii) our Quarterly Reports on Form 10-Q for the quarters ended June 27, 1998 and September 26, 1998; (iii) our Definitive Proxy Statement dated June 26, 1998, and (iv) the description of our Common Stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

     Each document that we file according to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this offering is incorporated by reference into this Prospectus and is a part of it from the date of filing of the document (all such documents, and the documents listed above, "Incorporated Documents").

     If any statement in this Prospectus is inconsistent with any statement in any Incorporated Document, the statement in this Prospectus is the statement that you should consider. Information contained on our Website is not a part of this Prospectus.

     We will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to RF Micro Devices, Inc., 7625 Thorndike Road, Greensboro, North Carolina 27409, Attention: Investor Relations (telephone 336-664-1233). The information relating to us contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the Incorporated Documents contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our management's beliefs and assumptions made by our management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, that are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Prospectus and in the Incorporated Documents. We caution readers not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements that we may make to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     RF Micro Devices(R), the RF Micro Devices logo and Optimum Technology Matching(R) are registered trademarks of the Company. This Prospectus may contain certain other trademarks and service marks of other parties.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our Company and the Common Stock being sold in this offering and our financial statements and accompanying notes that appear elsewhere in this Prospectus.

COMPANY OVERVIEW

     We design, develop, manufacture and market radio frequency integrated circuits, or RFICs, for rapidly growing wireless communications products and applications. Our products are included in cellular and PCS phones, cordless phones, wireless local area networks, wireless local loop handsets, industrial radios, wireless security systems and remote meter readers. The majority of our revenue is derived from sales of RFICs designed for cellular and PCS phones.

     We offer a broad array of products -- including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers -- that represent a substantial majority of the RFICs required in wireless subscriber equipment. These RFICs perform the transmit and receive functions that are critical to a phone's performance.

     We currently design products using two different kinds of semiconductor wafer starting material: silicon and gallium arsenide, or GaAs. As a semiconductor substrate, GaAs generally offers better performance, while silicon is generally less expensive. Original equipment manufacturers, or OEMs, are primarily concerned about performance and cost. Designing products using both substrates allows us to offer our customers products that fulfill their performance, cost and time-to-market requirements. We call this business approach Optimum Technology Matching(R).

     We design most of our GaAs products using a type of transistor called a heterojunction bipolar transistor or HBT. We believe that our GaAs HBT RFICs have the following advantages:

          - Linearity: GaAs HBT RFICs exhibit good linearity, which means they can amplify weak signals with minimal signal distortion. As a result, our customers can design phones with clearer reception.

          - Efficiency: Our GaAs HBT RFICs are efficient, which means they use less power than competing products to transmit the same signal strength. As a result, our customers can design phones with improved battery life and increased talk time.

          - Size: Because our GaAs HBT RFICs are small they are relatively inexpensive to manufacture. As a result, our customers can design small, low-cost phones.

     Because of the importance of design to many of our parts and the strength of our GaAs HBT technology, we are a single-sourced supplier to many customers. Our products are purchased by leading OEMs such as Nokia Mobile Phones Ltd., LG Information & Communications, Ltd., Hyundai Electronics Industries Co. Ltd., Samsung Electronics Co., Ltd and Motorola, Inc.

     TRW Inc., which is our largest shareholder, has granted us a license (in exchange for our Common Stock it now owns) to use its GaAs HBT process to design and manufacture products for commercial wireless applications. TRW manufactured all of our GaAs HBT products until September 1998. We recently began manufacturing GaAs HBT products under this license at our new manufacturing facility, but we will continue to purchase GaAs HBT products from TRW at least until December 31, 2000. As of September 30, 1998, TRW owned 5.6 million shares or about 32.6% of our diluted shares. TRW is selling 250,000 shares as a part of this offering.

     We were incorporated as a North Carolina corporation in 1991. Our principal executive offices are located at 7625 Thorndike Road, Greensboro, North Carolina, 27409-9421, and our telephone number is (336) 664-1233.

                                  THE OFFERING

Common Stock offered by the Company.....     1,750,000 shares
Common Stock offered by TRW.............     250,000 shares
Common Stock to be outstanding after the
offering................................     18,972,755 shares(1)
Use of proceeds.........................     To complete the second phase of the
                                             Company's wafer fabrication
                                             facility and for working capital
                                             and general corporate purposes.
Nasdaq National Market symbol...........     RFMD

                           SUMMARY FINANCIAL DATA(2)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           SIX MONTHS ENDED
                                                                YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                             ---------------------------   -----------------
                                                              1996      1997      1998      1997      1998
                                                             -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues...................................................  $ 9,515   $28,802   $45,350   $19,393   $54,856
Income (loss) from operations..............................   (5,244)    1,647    (1,405)    1,373     4,876
Net income (loss)..........................................  $(5,188)  $ 1,652   $  (523)  $ 1,990   $ 4,027
Net earnings (loss) per common share, diluted..............  $ (8.87)  $  0.15   $ (0.04)  $  0.12   $  0.23
Weighted average shares of Common Stock
  outstanding, diluted(3)..................................      585    11,215    13,509    15,492    17,200

                                                                 SEPTEMBER 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 16,844      $ 97,870
Working capital.............................................    35,234       116,260
Total assets................................................   121,213       202,239
Long-term debt..............................................    16,700        16,700
Shareholders' equity........................................    80,851       161,877

---------------

(1) Based on shares outstanding as of December 18, 1998 (assuming no exercise of options after December 18, 1998). Excludes (i) 2,293,164 shares of Common Stock reserved for issuance pursuant to the Company's employee benefits plans, under which options to purchase 1,741,489 shares of Common Stock were outstanding as of December 18, 1998 and (ii) 41,322 shares of Common Stock reserved for issuance pursuant to a warrant with an exercise price of $9.00 per share issued in connection with a financing transaction.
(2) The Company uses a 52 or 53 week fiscal year ending on the Saturday closest to March 31 of each year. Each of the 1996, 1997 and 1998 fiscal years was a 52 week year. The Company's other fiscal quarters end on the Saturday closest to June 30, September 30 and December 31 of each year. For purposes of this Prospectus (including the Financial Statements and accompanying Notes), each fiscal year is described as having ended on March 31 and each of the first three quarters of each fiscal year is described as having ended on June 30, September 30 and December 31.
(3) See Note 8 of Notes to Financial Statements for an explanation of the weighted average shares of Common Stock outstanding used to compute net earnings (loss) per share.
(4) Reflects the sale of 1,750,000 shares of Common Stock offered by the Company at an assumed public offering price of $49.1875 per share, after deducting the underwriting discount and estimated offering costs payable by the Company.

                              RECENT DEVELOPMENTS

     On December 10, 1998, we announced anticipated results for the third quarter of fiscal 1999. We announced that we expect our revenue for the quarter ending December 31, 1998 will be between $38 and $39 million. We attribute the increase in revenue primarily to growth in demand for our GaAs HBT products, particularly three-volt power amplifiers, and greater than anticipated wafer availability from our fabrication facility, which has allowed us to satisfy more of this demand. Unforecasted shipments of a range of silicon and GaAs HBT products to our Korean customers will also contribute to the increased revenue.

     We also announced that we anticipate that our gross margin for the third quarter will be between 34% and 35%, which is higher than the previous quarter's margin of 31%. The primary factors contributing to the improved margin are the increased revenue and the lower costs associated with the four-inch GaAs HBT wafers that we are producing in our fabrication facility. We also announced that we expect net income for the quarter to be between $4.7 and $5.1 million, or $0.26 to $0.28 per share based on 18.2 million diluted shares.
                             ---------------------

    Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

     This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Prospectus.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATE.

     Our revenue, earnings and other operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Although we have had significant revenue and earnings growth in recent quarters, we may not be able to sustain these growth rates. Our future operating results will depend on many factors, including the following:

     - our ability to design, manufacture and deliver our products in a timely and cost-effective manner;

     - our ability to design, manufacture and deliver our products in large enough volumes to satisfy our customers' requirements;

     - the ability of our third party foundries and assemblers to manufacture and assemble our products in a timely and cost-effective manner that meets our customers' requirements;

     - unexpected poor line, assembly or test yields for our products;

     - our ability to expand our production of GaAs HBT wafers at our wafer fabrication facility;

     - demand for our products;

     - demand for our customers' products;

     - competition; and

     - general industry and global economic conditions.

     It is likely that our future operating results will be adversely affected by these or other factors. If our future operating results are below the expectations of stock market analysts or our investors, our stock price may decline.

WE DEPEND ON A FEW LARGE CUSTOMERS.

     Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect that trend to continue. For example, for fiscal 1998 our top five customers accounted for 70% of our total revenue and for the first six months of fiscal 1999 ended September 30, 1998 our top five customers accounted for 88% of our total revenue. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them.

     The identity of our largest customers has varied significantly from year to year. In the first six months of fiscal 1999, sales to Nokia accounted for 75% of our revenue. In fiscal 1998, sales to Nokia accounted for 42% and sales to LGIC accounted for 13% of our revenue. In fiscal 1997, sales to Qualcomm Incorporated accounted for 32% and sales to Samsung accounted for 23% of our revenue.

     We typically manufacture custom products on an exclusive basis for one customer for a negotiated period of time. This factor, along with capacity constraints, makes it difficult for us to diversify our customer base. The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results will suffer. Most of our customers can cease incorporating our products into their products with little notice to us and with little or no penalty. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results will not recover.

OUR WAFER FABRICATION FACILITY IS CRITICAL TO OUR BUSINESS.

     In June 1998, we completed the first phase of our 64,000 square foot GaAs HBT wafer fabrication facility located in Greensboro, North Carolina. This facility is crucial to our strategy of expanding our GaAs HBT manufacturing capacity in order to meet demand for our GaAs HBT products.

     In September 1998, we began commercial shipments of products from our facility and we expect that production from the facility will gradually increase throughout the remainder of fiscal 1999 and into fiscal 2000. In order to increase production at this facility, we must qualify each new RFIC design with our customers. As parts are brought into production, we must maintain and improve our line yields, assembly yields and test yields in order to reach our manufacturing goals. A number of factors will affect the future success of this facility, including the following:

     - our ability to qualify new products in a timely manner;

     - demand for our products;

     - our production yields;

     - our ability to generate revenues in amounts that cover the significant fixed costs of operating a wafer fabrication facility;

     - our limited experience in high volume manufacturing of GaAs HBT products;

     - our ability to hire, train and manage qualified production personnel;

     - our compliance with applicable environmental and other laws and regulations; and

     - our inability to use all or any significant portion of our facility for prolonged periods of time for any reason. For example, a recent small fire at our facility caused by a chemical reaction damaged a piece of processing equipment. Fortunately, this did not affect our production.

     We are currently in the process of the second phase of construction of our wafer fabrication facility. The second phase involves expansion of wafer fabrication and starting material production capacity. This phase is budgeted at about $40 million and includes about 6,000 square foot expansion to our clean room and the installation of additional production equipment. We intend to fund substantially all the remaining costs of this phase with the proceeds from this offering. Our second phase expansion project is currently expected to be completed between December 1999 and July 2000, depending on demand for our products. Construction activities like these are subject to a number of risks, including the following:

     - unforeseen environmental or engineering problems;

     - unavailability or late delivery of process equipment;

     - work stoppages and delays; and

     - delays in bringing production equipment on-line.

     These and other risks may adversely affect the ultimate cost of this project and when it is completed.

IF WE EXPERIENCE POOR PRODUCTION YIELDS, OUR OPERATING RESULTS MAY SUFFER.

     Our integrated circuit products, especially our GaAs HBT products, are very complex. Each product has a unique design and each product is fabricated using semiconductor process technologies that are highly complex. In many cases, the products are assembled in customized packages. Our customers incorporate our RFICs into high volume products such as cellular and PCS handsets and they insist that our products meet their exact specifications for quality, performance and reliability.

     Our products are manufactured on round GaAs or silicon substrates, or starting material, called wafers. Before our products can be used by our customers, the wafers must be processed and cut or sawed into individual die. The die must then be assembled, or packaged, and then the final product must be tested.

     Our manufacturing yield is a combination of:

     - line yield, which is the number of usable wafers that result from our fabrication process;

     - assembly yield, which is the number of assembled parts we actually receive from the packaging house divided by the number of die available on the wafer; and

     - test yield, which is the number of assembled parts that pass all component level testing divided by the total number of parts tested.

     Our customers also test our RFICs once they have been assembled into their products. The number of usable RFICs that result from our production process can fluctuate as a result of many factors, including the following:

     - design errors;

     - defects in photomasks used to print circuits on a wafer;

     - minute impurities in materials used;

     - contamination of the manufacturing
       environment;

     - equipment failure or variations in the fabrication process;

     - losses from broken wafers or other human error; and

     - defects in packaging.

     Because average selling prices for our products tend to decline over time and because many of our manufacturing costs are fixed, we are constantly trying to improve our manufacturing yields. For a given level of sales, when our yields improve, our gross margins improve and when our yields decrease, our unit costs are higher, our margins are lower, and our operating results are adversely affected.

     In the past, we have experienced difficulties in achieving acceptable yields on certain new products, and this has adversely affected our gross margins and our operating results. For example, during the fourth quarter of fiscal 1998, we took an unexpected charge of about $4.6 million to cover defective products that had packaging-related problems. We may experience similar problems in the future and we cannot predict when they may occur or their severity. These problems could significantly affect our future operating results.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON DEMAND FOR OUR GaAs HBT PRODUCTS.

     Although we design products using three distinct process technologies, a substantial portion of our revenue comes from the sale of GaAs HBT products. For example, for the three months ended September 30, 1998, 89.2% of our revenue came from the sale of GaAs HBT products. We currently expect that this process concentration will continue.

     Our dependence on GaAs HBT products could ultimately hurt our operating results in the future. Competitors could enter the market and offer their own GaAs HBT products, which would adversely affect our selling prices. Also, new process technologies could be developed that have characteristics that are superior to GaAs HBT. These and other factors could reduce the demand for GaAs HBT components or otherwise adversely affect our operating results.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON DEVELOPMENT OF NEW
PRODUCTS.

     Our future success will depend on our ability to develop new RFIC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner and we must secure production orders from our customers. The development of new RFICs is a highly complex process, and we have experienced delays in completing the development and introduction of new products at times in the past. Our successful product development depends on a number of factors, including the following:

     - the accuracy of our prediction of market requirements and evolving standards;

     - acceptance of our new product designs;

     - the availability of qualified RFIC designers;

     - our timely completion of product designs; and

     - acceptance of our customers' products by the market.

     We may not be able to design and introduce new products in a timely or cost-efficient manner and our new products may fail to meet the requirements of the market or our customers. In that case, we likely will not reach the expected level of production orders, which could adversely affect our operating results. Even when a design win is achieved, our success is not assured. Design wins require significant expenditures by us and typically precede volume revenues by six to nine months or more. The actual value of a design win to us will ultimately depend on the commercial success of our customers' products.

WE DEPEND ON TRW FOR GaAs HBT WAFERS AND TECHNOLOGY.

     Although we have commenced commercial production of GaAs HBT products at our own facility, we continue to rely heavily on TRW as a supplier for GaAs HBT wafers. Before September 1998, all of our GaAs HBT products were fabricated at TRW's facility. For the three months ended September 30, 1998, $28.0 million of our revenue came from the sale of GaAs HBT products, but only $4.4 million of our revenue was attributable to products produced at our facility.

     TRW has agreed to supply to us, and we have agreed to buy from TRW, certain minimum quantities of GaAs HBT wafers. These obligations continue until December 31, 2000. We are currently purchasing quantities of wafers from TRW in excess of the amounts they are required to supply us. While we currently expect that our purchases from TRW will decline to the minimum required levels over the remaining two years of the supply agreement, these levels are significant and we will continue to rely on TRW as a key supplier of GaAs HBT wafers. If TRW is unable to manufacture and deliver to us wafers in the quantities we need on a timely basis, our operating results will be adversely affected.

     We depend on our exclusive license from TRW for its GaAs HBT technology. If the license is terminated or if it were determined that this technology infringed on a third party's intellectual property rights, our operating results would be adversely affected. TRW made no representation to us about whether the licensed technology infringed on the intellectual property rights of anyone else. Also, TRW has the right to convert our exclusive license to a non-exclusive license if we fail to meet certain revenue goals. If we fail to meet these goals, our operating results could be adversely affected.

WE FACE CHALLENGES MANAGING RAPID GROWTH.

     We are experiencing a period of significant growth that will continue to place a great strain on our management and other resources. We have grown from 131 employees on March 31, 1997 to 348 employees on December 1, 1998. To manage our growth effectively, we must:

     - implement and improve operational and financial systems;

     - train and manage our employee base; and

     - attract qualified people with experience in RF engineering, integrated circuit design, wafer fabrication, wireless systems and technical marketing and support.

     Competition for these people is intense. We must also manage multiple relationships with various customers, business partners and other third parties, such as our foundry and assembly partners. Moreover, we will spend substantial amounts in connection with our rapid growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development and administrative support. If we cannot attract qualified people or manage growth effectively, our operating results will be adversely affected.

WE DEPEND HEAVILY ON OUR RELATIONSHIP WITH NOKIA.

     We have agreed in principle with TRW and Nokia to cooperate to develop and supply Nokia with RFICs manufactured using TRW's GaAs HBT processes. The arrangement contemplates that we will negotiate separate agreements with Nokia for each component. Also, we have agreed to give Nokia access to some of our RFIC technologies and to our GaAs HBT wafer fabrication facility, and Nokia has agreed to give us rights to bid for and supply Nokia's needs for certain RFICs.

     Under the separate agreements resulting from our arrangement with Nokia, we have developed a number of RFICs and supplied them to Nokia in commercial quantities. In fiscal 1998, sales to Nokia were about $19 million, or 42% of our revenue. In the first six months of fiscal 1999, Nokia sales were about $41 million, or 75% of our revenue.

     Our arrangement with Nokia and TRW can be ended without penalty by any of the parties for any reason. The arrangement does not obligate Nokia to purchase any additional products from us, and we cannot be sure that Nokia will remain a significant customer or that our relationship will continue. The loss of Nokia as a customer for any reason will have a material adverse effect on our operating results.

WE HAVE A LIMITED OPERATING HISTORY AND HAVE HAD OPERATING LOSSES.

     We were incorporated in 1991 and were in the development stage through the year ended March 31, 1995. We had net losses totaling about $14.4 million from the period of inception through fiscal 1996, profits of $1.7 million in fiscal 1997, a net loss of $0.5 million in fiscal 1998 and profits of $4.0 million in the first half of fiscal 1999. We expect to spend substantial additional amounts to continue developing our fabrication facility and expanding our operations and to design and develop new products. Given our history of annual and quarterly operating losses, our planned expansion, our dependence on other parties and the difficulty of predicting demand for our products, among other factors, we cannot be sure that we will sustain profitability.

WE DEPEND HEAVILY ON THIRD PARTIES.

     Until September 1998, all of our products were manufactured by other companies, and we expect to continue to rely heavily on third parties in the future. We buy a significant portion of our GaAs HBT products from TRW, which we believe is one of only two suppliers of commercial quantities of GaAs HBT wafers. We also use two independent foundries to manufacture our silicon-based products and one independent foundry to manufacture our GaAs MESFET products. The foundry that supplies our GaAs MESFET products is owned and operated by one of our competitors. Access to other foundries for GaAs products could be particularly difficult to obtain.

     We will remain dependent on a small number of independent foundries to manufacture our products on a timely basis, to achieve acceptable manufacturing yields and to offer us competitive pricing. If these independent foundries cannot deliver our products on a timely basis, allocate us sufficient manufacturing capacity, achieve acceptable yields or offer us competitive pricing, it would have a material adverse effect on our operating results. We cannot be sure that we would be able to locate other foundries to make our products if we lost any of these sources of supply.

     We use independent vendors to package all of our integrated circuits. We have had packaging quality problems with some of these vendors, especially with GaAs HBT products. We took a non-recurring charge in the last quarter of fiscal 1998 of about $4.6 million to cover product returns and the establishment of inventory reserves for products with packaging-related problems. During fiscal 1998, we also discovered quality problems with parts packaged by a second vendor and stopped using that vendor. It is likely we will have more packaging problems in the future. A delay or reduction in product shipments or unexpected product returns because of these problems could have an adverse effect on our operating results.

WE OPERATE IN A VERY COMPETITIVE INDUSTRY.

     Competition in the markets for our products is intense. We compete with several companies primarily engaged in the business of designing, manufacturing and selling RFICs, as well as suppliers of discrete products such as transistors, capacitors and resistors. At least one of our competitors has GaAs HBT technology and other companies are developing new fabrication processes. In addition, many of our existing and potential customers manufacture or assemble wireless communications devices and have substantial in-house technological capabilities. Any of them could develop products that compete with or replace ours. If one of our large customers decided to design and manufacture integrated circuits internally, it could have an adverse effect on our operating results.

     We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments would have an adverse effect on our operating results.

     Many of our existing and potential competitors have entrenched market positions, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. Many of our existing and potential competitors, including Anadigics, Inc., Conexant Systems, Inc. (a subsidiary of Rockwell International Corp.), Fujitsu Limited, Hewlett-Packard Company, Hitachi, Ltd., Motorola, NEC Corp., Phillips N.V., Raytheon Company, Siemens A.E. and Triquint Semiconductor, Inc., have greater financial, technical, manufacturing and marketing resources than we do. We cannot be sure that we will be able to compete successfully with our competitors.

OUR INDUSTRY'S TECHNOLOGY CHANGES RAPIDLY AND WE DEPEND ON DEVELOPMENT AND GROWTH OF WIRELESS MARKETS.

     We depend on the development and growth of markets for wireless communications products and services, including cellular and PCS telephony, wireless LANs, wireless security systems and other wireless applications. We cannot be sure about the rate at which markets for these products will develop or our ability to produce competitive products for these markets as they develop.

     We supply RFICs almost exclusively for wireless applications. The wireless markets are characterized by frequent introduction of new products and services in response to evolving product and process technologies and consumer demand for greater functionality, lower costs, smaller products and better performance. As a result, we have experienced and will continue to experience some product design obsolescence. We expect our customers' demands for improvements in product performance will increase, which means that we must continue to improve our product designs and develop new products using new wafer fabrication technologies.

     For example, we are currently developing products that combine one or more integrated circuits with one or more passive components, such as filters and resistors, into a stand-alone modular package. This development effort presents many technical challenges and if we are unsuccessful, our operating results could be adversely affected.

     It is likely that a competing process technology will emerge that permits the fabrication of integrated circuits that are superior to the RFICs we make under existing processes. If that happens and we cannot design products using that technology or develop competitive products, our operating results will be adversely affected.

WE DEPEND HEAVILY ON KEY PERSONNEL.

     Our success depends in part on keeping key technical, marketing, sales and management personnel. We do not have employment agreements with any of our employees. We must also continue to attract qualified personnel. The competition for qualified personnel is intense, and the number of people with experience, particularly in RF engineering, integrated circuit design, wafer fabrication, wireless systems and technical marketing and support, is limited. We cannot be sure that we will be able to attract and retain other skilled personnel in the future.

WE ARE SUBJECT TO RISKS FROM INTERNATIONAL SALES AND OPERATIONS.

     Sales to customers in Korea accounted for about 21.3% of our revenue in fiscal 1998 and about 12.1% of our revenue in the first half of fiscal 1999. As a result of the recent economic instability in Asia, sales to our customers in Korea in fiscal 1999 initially declined. Recently, we have experienced an increase in orders from customers in Korea. We believe this market remains unstable and we cannot predict whether that trend will continue or reverse. We also cannot predict whether the turmoil in Asian economies will spread to other parts of the world.

     Sales to customers located outside the United States accounted for about 24% of our revenue in fiscal 1996, about 42% of our revenue in fiscal 1997, about 50% of our revenue in fiscal 1998 and about 60% of our revenue in the first half of fiscal 1999. We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations and restrictions, tariffs, trade barriers, taxes and export license requirements. Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to accept orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will become more directly subject to foreign exchange fluctuations. See Note 2 of Notes to Financial Statements.

     All but one of our circuit assembly vendors are located in Asia. This subjects us to regulatory, geopolitical and other risks of conducting business outside the United States. We do business with our foreign assemblers in U.S. dollars. Our assembly costs increase in countries with currencies that are increasing in value against the U.S. dollar. Also, we cannot be sure that our international assemblers will continue to accept orders denominated in U.S. dollars. If they do not, our costs will become more directly subject to foreign exchange fluctuations.

WE RELY ON INTELLECTUAL PROPERTY AND COULD FACE CLAIMS OF INFRINGEMENT.

     Our success depends in part on our ability to obtain patents, trademarks and copyrights, maintain trade secret protection and operate our business without infringing on the proprietary rights of other parties.

     Although there are no pending lawsuits against us or notices that we are infringing anyone's intellectual property rights, we could be notified in the future that TRW or we are infringing someone's intellectual property rights. We cannot be sure that we could obtain licenses on commercially reasonable terms or that litigation would not occur if there were any infringement. If we were unable to obtain necessary licenses or if litigation arose out of infringement claims, our operating results could be adversely affected.

     In addition to patent and copyright protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATION.

     We are subject to a variety of federal, state and local requirements governing the protection of the environment. These environmental regulations include those related to the use, storage, handling, discharge and disposal of toxic or otherwise hazardous materials used in our manufacturing processes. Because the public is focusing more attention on the environmental impact of the operations of the semiconductor industry, these requirements may become more stringent in the future. Failure to comply with environmental laws could subject us to substantial liability or force us to significantly change our manufacturing operations. In addition, under some of these laws and regulations, we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination.

WE FACE RISKS CONCERNING YEAR 2000 ISSUES.

     We have evaluated all of our internal software and current products against Year 2000 concerns, and we believe that our products and business will not be substantially affected by the advent of the year 2000 and that we have no significant exposure to liabilities related to the Year 2000 issue for the products we have sold.

Although we believe our planning efforts are adequate to address our Year 2000 concerns, we cannot be sure that we will not experience negative consequences and material costs caused by undetected errors or defects in the technology used in our internal systems, or that the systems of other parties on which we rely will be made compliant on a timely basis and will not have any material adverse effect on us. At this time, we are unable to estimate the most reasonably likely worst-case effects of the arrival of the year 2000 and we do not have a contingency plan for any unanticipated negative effects.

TRW AND OUR MANAGEMENT ARE CONTROLLING SHAREHOLDERS

     After this offering, our directors and executive officers and their affiliates (including TRW) will beneficially own about 32.9% of the Common Stock. TRW, our largest shareholder, will beneficially own about 28.3% of the Common Stock. These shareholders thus can exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

     TRW has agreed to refrain until June 6, 2002 from taking certain actions affecting control over us. If a third party offers to acquire all of our stock, however, TRW will have 30 days to make a counterproposal on the same or better terms and could have the proposal submitted to our shareholders. This right could discourage a third party from offering to acquire all of our outstanding shares.

OUR STOCK PRICE IS SUBJECT TO VOLATILITY.

     The trading price of our Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, adverse business developments, changes in financial estimates by securities analysts, announcements of technological innovations, new products by us or our competitors and other events and factors. Since completion of our public offering in June 1997, our stock price has fluctuated widely. Between July 16, 1997 and December 29, 1997, for example, the price of our stock fell from $23.125 to $10.50, and, since September 30, 1998 the price of our stock increased from $18.125 to $49.1875. Also, the stock market has experienced extreme price and volume fluctuations based on factors outside our control that have particularly affected the market prices for many high technology companies. These broad market fluctuations may materially and adversely affect the market price of our Common Stock.

FUTURE SALES OF SHARES COULD HAVE AN ADVERSE EFFECT ON MARKET PRICE.

     If our shareholders sell large amounts of our Common Stock, including shares issued on the exercise of outstanding options, in the public market after this offering, the market price of the stock could fall. Sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate. After this offering, we will have outstanding 18,972,755 shares of Common Stock (based upon 17,222,755 shares outstanding on December 18, 1998), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 18, 1998. Of these shares, the 2,000,000 shares sold in this offering, together with 10,804,634 of the currently outstanding shares, are freely tradeable. Of the remaining 6,168,121 shares, 6,101,175 shares, which are held by TRW and our officers and directors, are subject to Rule 144 of the Securities Act of 1933, as amended, and may not be sold for 90 days after the date of this prospectus without the consent of the underwriters of this offering. The remaining 66,946 shares will not become eligible for sale under Rule 144 until March 4, 1999. These numbers do not include options to purchase 1,741,489 shares of Common Stock that were outstanding at December 18, 1998.

                                USE OF PROCEEDS

     The net proceeds to the Company from its sale of the 1,750,000 shares of Common Stock are approximately $81.0 million at an assumed public offering price of $49.1875 per share (approximately $93.2 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.

     The Company expects to use approximately $40 million of the net proceeds of the offering to complete the second phase of its wafer fabrication facility. The remainder will be used for general corporate purposes, including working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses. Although the Company from time to time evaluates potential acquisitions of such businesses and anticipates continuing to make such evaluations, the Company has no present understandings, commitments or agreements with respect to any acquisition of another business. Pending such uses, the proceeds will be invested in short-term interest-bearing securities and debt instruments in compliance with the Company's investment policy. The Company will not receive any proceeds from the sale of shares by TRW.

                                DIVIDEND POLICY

     The Company has never paid or declared any cash dividends. The Company currently expects to retain future earnings, if any, to finance the growth and development of its business and, therefore, does not anticipate paying cash dividends in the foreseeable future. Under the terms of its credit facility with Silicon Valley Bank, the Company is prohibited from paying any dividends or making any other distributions or payments on account of, or in redemption, retirement or purchase of, any of its capital stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock commenced trading on the Nasdaq National Market on June 3, 1997 and is traded under the symbol "RFMD." The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
1997
  Second Quarter (from June 3, 1997)........................  $19.13   $14.50
  Third Quarter.............................................   23.75    13.75
  Fourth Quarter............................................   19.00    10.13
1998
  First Quarter.............................................  $16.94   $ 9.75
  Second Quarter............................................   16.38    10.50
  Third Quarter.............................................   22.19    10.56
  Fourth Quarter (through December 21, 1998)................   50.50    14.63

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1998 on an actual basis, and as adjusted to give effect to the Company's sale of 1,750,000 shares of Common Stock at an assumed public offering price of $49.1875 per share after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                               SEPTEMBER 30, 1998
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Shareholders' equity(1):
  Preferred Stock, no par value; 5,000,000 shares
     authorized; none issued or outstanding.................  $    --    $     --
  Common stock, no par value; 50,000,000 shares authorized;
     17,192,254 shares actual and 18,942,254 shares, as
     adjusted, issued and outstanding.......................   90,255     171,281
  Deferred compensation.....................................     (195)       (195)
  Accumulated deficit.......................................   (9,209)     (9,209)
                                                              -------    --------
          Total shareholders' equity........................  $80,851    $161,877

---------------

(1) Based upon shares outstanding as of September 30, 1998. Excludes (i) 2,293,164 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 1,223,647 shares of Common Stock were outstanding as of September 30, 1998, at a weighted average exercise price of $10.44 per share and (ii) 41,322 shares of Common Stock reserved for issuance pursuant to a warrant with an exercise price of $9.00 per share issued in connection with a financing transaction.

                                    DILUTION

     The net tangible book value of the Company as of September 30, 1998 was $77.667 million or $4.52 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,750,000 shares of Common Stock offered hereby at an assumed public offering price of $49.1875 per share (and after deduction of the underwriting discount and estimated offering expenses), the Company's net tangible book value at September 30, 1998 would have been $158.693 million or $8.38 per share. This represents an immediate increase in net tangible book value to existing shareholders of $3.86 per share and an immediate dilution to new investors of $40.8075 per share.

     The following table illustrates the per share dilution:

Public offering price per share.............................          $49.1875
  Net tangible book value per share as of September 30,
     1998...................................................  $4.52
  Increase in net tangible book value per share attributable
     to new investors.......................................   3.86
                                                              -----
Net tangible book value per share after offering............              8.38
                                                                      --------
Dilution per share to new investors.........................          $40.8075
                                                                      ========

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's Financial Statements and related Notes thereto, and with Management's Discussion and Analysis of Financial Conditions and Results of Operations included elsewhere in this Prospectus. The financial statement data for the years ended March 31, 1996, 1997 and 1998 and the six months ended September 30, 1997 and 1998 are derived from the Company's audited and unaudited Financial Statements included elsewhere in this Prospectus. Historical results are not necessarily indicative of results of operations to be expected in the future, and results for the six months ended September 30, 1998 are not necessarily indicative of results to be expected for the entire year.

                                                                                 SIX MONTHS ENDED
                                                      YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1996      1997      1998      1997      1998
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
     Product sales...............................  $ 8,212   $27,852   $44,095   $18,617   $54,667
     Engineering revenue.........................    1,303       950     1,255       776       189
                                                   -------   -------   -------   -------   -------
          Total revenues.........................    9,515    28,802    45,350    19,393    54,856
  Operating costs and expenses:
     Cost of goods sold..........................    7,471    15,826    29,246     9,991    37,293
     Research and development....................    4,245     6,178     8,761     4,168     6,000
     Marketing and selling.......................    1,817     3,760     6,220     2,804     4,696
     General and administrative..................    1,226     1,391     2,528     1,057     1,991
                                                   -------   -------   -------   -------   -------
          Total operating costs and expenses.....   14,759    27,155    46,755    18,020    49,980
  Income (loss) from operations..................   (5,244)    1,647    (1,405)    1,373     4,876
  Other income (expense), net....................       56       114       882       662       (28)
                                                   -------   -------   -------   -------   -------
  Income (loss) before income taxes..............   (5,188)    1,761      (523)    2,035     4,848
  Income tax expense.............................       --      (109)       --       (45)     (821)
                                                   -------   -------   -------   -------   -------
  Net income (loss)..............................  $(5,188)  $ 1,652   $  (523)  $ 1,990   $ 4,027
                                                   =======   =======   =======   =======   =======
  Net earnings (loss) per share:
     Basic.......................................  $ (8.87)  $  0.59   $ (0.04)  $  0.18   $  0.25
     Diluted.....................................  $ (8.87)  $  0.15   $ (0.04)  $  0.12   $  0.23
  Shares used in per share calculation:
     Basic.......................................      585     2,778    13,509    11,151    16,222
     Diluted.....................................      585    11,215    13,509    15,942    17,200

                                                                MARCH 31,             SEPTEMBER 30,
                                                       ----------------------------   -------------
                                                         1996      1997      1998         1998
                                                       --------   -------   -------   -------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................  $  6,638   $ 2,330   $16,360     $ 16,844
  Working capital....................................     7,912     7,313    34,226       35,234
  Total assets.......................................    13,192    36,265    93,364      121,213
  Long-term debt.....................................       153    10,829    12,524       16,700
  Shareholders' equity (deficiency)..................   (14,357)   (9,472)   66,763       80,851

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

     All statements, trend analysis and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as other risks and uncertainties referenced in this Prospectus.

OVERVIEW

     We design, develop, manufacture and market proprietary RFICs for wireless communications applications such as cellular and PCS, cordless telephony, wireless local area networks, wireless local loop, industrial radios, wireless security and remote meter reading. We derive revenue from the sale of standard and custom-designed products and services. To date, a significant portion of our revenue has been attributable to the sale of RFICs used in cellular and PCS handsets. We offer a broad array of products -- including amplifiers, mixers and modulators/demodulators and single chip transmitters, receivers and transceivers -- that represent a substantial majority of the RFICs required in wireless subscriber equipment. We design products using three distinct process technologies: GaAs HBT, GaAs MESFET and silicon bipolar transistor. Sales of GaAs HBT products represented 81% of our revenue in fiscal 1998 and 89% during the first half of fiscal 1999. We expect to continue to rely heavily on sales of GaAs HBT products.

     Our gross margin has fluctuated throughout the history of the Company. Until September 1998 we did not have internal manufacturing capabilities for GaAs HBT products and thus relied exclusively on purchased wafers to meet customer demand. The purchase agreements we entered into called for fixed pricing with annual price declines. Between the June 1997 and the September 1998 quarters, our average selling prices were decreasing based on volume pricing agreements granted to our largest customer. As a result, our gross margin decreased.

     In the September 1998 quarter, we began commercial shipments from our GaAs HBT wafer fabrication facility. Internally manufactured products accounted for $4.4 million of the $31.4 million of total revenue in that quarter. As a result, we are currently able to manufacture products with lower per unit costs than products manufactured from wafers that we purchase.

RECENT DEVELOPMENTS

     On December 10, 1998, we announced anticipated results for the third quarter of fiscal 1999. We announced that we expect our revenue for the quarter ending December 31, 1998 to be between $38 and $39 million. We attribute the increase in revenue primarily to growth in demand for our GaAs HBT products, particularly three-volt power amplifiers, and greater than anticipated wafer availability from our fabrication facility, which has allowed us to satisfy more of this demand. We anticipate that unforecasted shipments of a range of silicon and GaAs HBT products to our Korean customers will also contribute to the increased revenue.

     We also announced that we anticipate that our gross margin for the third quarter of fiscal 1999 will be between 34% and 35%, which is higher than the previous quarter's margin of 31%. The primary factors contributing to the improved margin are our increased revenue and the lower costs associated with the four-inch GaAs HBT wafers that we are producing in our fabrication facility. We also announced that we expect net income for the quarter to be between $4.7 and $5.1 million, or $0.26 to $0.28 per share based on 18.2 million diluted shares.

RESULTS OF OPERATIONS

     The following table shows our statement of operations data expressed as a percentage of total revenue for the periods indicated:

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                        YEAR ENDED MARCH 31,      SEPTEMBER 30,
                                                       -----------------------    --------------
                                                       1996     1997     1998     1997     1998
                                                       -----    -----    -----    -----    -----
Revenues.............................................  100.0%   100.0%   100.0%   100.0%   100.0%
Operating costs and expenses:
  Cost of goods sold.................................   78.5     54.9     64.5     51.5     68.0
  Research and development...........................   44.6     21.4     19.3     21.5     10.9
  Marketing and sales................................   19.1     13.1     13.7     14.5      8.6
  General and administrative.........................   12.9      4.8      5.6      5.4      3.6
                                                       -----    -----    -----    -----    -----
          Total operating costs and expenses.........  155.1     94.2    103.1     92.9     91.1
Income (loss) from operations........................  (55.1)     5.8     (3.1)     7.1      8.9
Other income (expense), net..........................    0.6      0.3      1.9      3.4     (0.1)
                                                       -----    -----    -----    -----    -----
Income (loss) before income taxes....................  (54.5)     6.1     (1.2)    10.5      8.8
Income tax expense...................................    0.0     (0.4)     0.0     (0.2)    (1.5)
                                                       -----    -----    -----    -----    -----
Net income (loss)....................................  (54.5)%    5.7%    (1.2)%   10.3%     7.3%
                                                       =====    =====    =====    =====    =====

     Six Months Ended September 30, 1997 and 1998

     Revenue. Revenue increased 183% from $19.4 million in the first half of fiscal 1998 to $54.9 million in the first half of fiscal 1999. This increase was attributable primarily to strong growth in both the GaAs HBT product line (a 219% increase over the first half of fiscal 1998) and the silicon product line (a 146% increase over the first half of fiscal 1998). Commercial shipments from our wafer fabrication facility commenced in September, 1998 and contributed $4.4 million (or 8%) of total revenue for the six months. Sales to Nokia represented 75.0% of revenue for this period.

     International shipments accounted for $33.3 million or 60.7% of revenue in the first half of fiscal 1999, compared to $10.9 million or 56.2% in the first half of fiscal 1998. Sales to customers located in Korea totaled $6.4 million in the first half of fiscal 1999, or 11.7% of revenue, compared to $7.8 million, or 40% of revenue, in the first half of fiscal 1998. Although we experienced an increase in sales to customers located in Korea in the first half of fiscal 1999, this market remains unstable and we cannot be sure that this trend will continue or that the economic instability in Asia will not have a material adverse effect on our operating results.

     Gross Profit. In the first half of fiscal 1999, the gross profit margin decreased to 32.0% compared to 48.5% in the first half of fiscal 1998. During this period, because we did not have internal manufacturing capability for GaAs HBT products, we relied almost exclusively on purchased wafers to meet customer demand. The purchase agreements we entered into called for fixed pricing with annual price declines. At the same time, our average selling prices were decreasing based on volume pricing agreements granted to our largest customer.

     We have historically experienced significant fluctuations in gross profit margins. In certain cases, we believe that our gross profit margins have been significantly affected by low line, assembly and test yields, and we cannot be sure that future operating results will not be similarly affected. We currently expect that our gross profit margins should improve as an increasing percentage of our GaAs HBT products are fabricated at our wafer fabrication facility, where production costs per wafer are anticipated to be lower. However, we sell products in intensely competitive markets, and we believe that downward pressure on average selling prices will continue to occur.

     Research and Development. Research and development expenses in the first half of fiscal 1999 were $6.0 million, compared to $4.2 million in the first half of fiscal 1998, an increase of 44.0%. This increase was attributable primarily to increased salaries and benefits and recruiting expenses related to increased headcount and additional spending on mask sets and outside services for both standard and custom-designed products. Research and development expenses as a percentage of total revenue decreased to 10.9% in the first half of fiscal 1999 from 21.5% in the first half of fiscal 1998. We plan to continue to make substantial investments in research and development and we expect that such expenses will continue to increase in absolute dollar amounts in future periods.

     Marketing and Selling. Marketing and selling expenses in the first half of fiscal 1999 were $4.7 million, compared to $2.8 million in the first half of fiscal 1998, an increase of 67.5%. This increase was attributable primarily to increased salaries and benefits related to increased headcount and to increased expenses associated with advertising and commissions. Marketing and selling expenses as a percentage of revenue in the first half of fiscal 1999 decreased to 8.6% from 14.5% in the first half of fiscal 1998. We plan to continue to make substantial investments in marketing and selling and we expect that such expenses will continue to increase in absolute dollar amounts in future periods.

     General and Administrative. General and administrative expenses in the first half of fiscal 1999 were $2.0 million compared to $1.1 million in the first half of fiscal 1998, an increase of 88.3%. This increase was attributable primarily to increased salaries and benefits related to headcount increases, and to costs associated with being a public company. General and administrative expenses as a percentage of revenue decreased to 3.6% in the first half of fiscal 1999 from 5.5% in the first half of fiscal 1998.

     Other Income (Expense), Net. Other income (expense), net in the first half of fiscal 1999 reflected net expenses of $28,000 compared to income of $662,000 in the first half of fiscal 1998. The decrease in other income (expense), net during this period was attributable to decreased interest income and to increased interest expense incurred on borrowings related to our wafer fabrication facility.

     Income Tax Expense. Income tax expense in the first half of fiscal 1999 was $821,000, compared to $45,000 in the first half of fiscal 1998. Our effective tax rate in the first half of fiscal 1999 was 16.9%, which is less than the combined federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards.

     Fiscal Years Ended March 31, 1996, 1997 and 1998

     Revenue. Revenue increased 57.5% from $28.8 million in fiscal 1997 to $45.4 million in fiscal 1998. The increase in revenue during the year was attributable primarily to strong sales growth in GaAs HBT power amplifiers for cellular and PCS handsets, including shipments of three-volt, high-efficiency GaAs HBT power amplifiers to Nokia for its latest series of GSM-based handsets. Engineering revenue was 2.8% of total revenue in fiscal 1998, compared to 3.3% in fiscal 1997.

     In fiscal 1997, our revenue of $28.8 million represented a 202.7% increase over the fiscal 1996 revenue of $9.5 million. This was the result primarily of an overall increase in the volume of products shipped to existing and new customers, particularly in the cellular and PCS markets. Sales of GaAs HBT products totaled approximately 85% of revenue in fiscal 1997 compared to 58% in fiscal 1996. Engineering revenue accounted for 3.3% of total revenue in fiscal 1997, compared to 13.7% in fiscal 1996.

     In fiscal 1998, GaAs HBT products accounted for 81% of total revenue while silicon bipolar accounted for 11%, GaAs MESFET accounted for 5% and engineering revenue accounted for 3%. In fiscal 1997, GaAs HBT products accounted for 85% of revenue, GaAs MESFET accounted for 7%, silicon accounted for 5%, and engineering revenue accounted for 3%. The increase in silicon revenue in fiscal 1998 was the result of a heightened focus on that product type, resulting in greater product development. International shipments accounted for 50% of revenue in fiscal 1998, compared to 42% in fiscal 1997 and 24% in fiscal 1996.

     Gross Profit. Our gross profit margin decreased to 35.5% in fiscal 1998 from 45.1% in fiscal 1997. The decrease was attributable primarily to a one-time revenue reduction and inventory write-down due to packaging-related product returns totaling $4.6 million. Absent these packaging problems, the gross profit margin in fiscal 1998 would have been 42.4%. This is lower than the fiscal 1997 gross profit margin of 45.1% primarily because of lower average unit prices associated with high volume contracts, fluctuations in test yields for RFICs in the early stages of production and the initial higher costs for newly developed power amplifier packages.

     In fiscal 1997, our gross profit margin increased to 45.1% from 21.5% in fiscal 1996. The increase was attributable primarily to increased production volumes, in conjunction with favorable product sales mix and pricing; a reduction in average wafer costs due primarily to quantity discounts; and improved manufacturing, assembly and test yields, which reduced scrap and lowered the per unit cost of goods sold.

     Research and Development. Research and development expenses in fiscal year 1998 were $8.8 million, compared to $6.2 million in fiscal 1997, an increase of 41.8%. This increase was attributable primarily to increased salaries and benefits related to headcount growth and additional spending on small tools and supplies and other components necessary for prototype assembly. In addition, amortization and depreciation expenses for equipment leases and purchases increased. As a percentage of revenue, research and development expenses were 19.3% of total revenue in fiscal 1998 compared to 21.4% in fiscal 1997. We plan to continue to make substantial investments in research and development, and expect that such expenses will continue to increase in absolute dollar amounts in future periods.

     In fiscal 1997, research and development expenses were $6.2 million, compared to $4.2 million in fiscal 1996, an increase of 45.5%. This increase was primarily attributable primarily to increased salaries and benefits related to increased headcount, and to additional spending on prototype assembly charges for both standard and custom-designed products. As a result of revenue growth, research and development expenses as a percentage of total revenue decreased from 44.6% in fiscal 1996 to 21.4% in fiscal 1997.

     Marketing and Selling. Marketing and selling expenses in fiscal 1998 were $6.2 million compared to $3.8 million in fiscal 1997, an increase of 65.4%. This increase was attributable primarily to increased salaries, benefits and recruiting expenses related to increased headcount and to increased travel and marketing literature expenses. Marketing and selling expenses as a percentage of revenue in fiscal 1998 increased to 13.7% from 13.1% in fiscal 1997.

     In fiscal 1997, marketing and selling expenses increased 106.9%, from $1.8 million in fiscal 1996 to $3.8 million. The increase was attributable primarily to increased commissions reflecting the increased sales in fiscal 1997, and, to a lesser degree, increased salaries and benefits related to increased headcount and additional spending on promotional activities. Marketing and selling expenses as a percentage of revenue decreased from 19.1% in fiscal 1996 to 13.1% in fiscal 1997.

     General and Administrative. General and administrative expenses in fiscal 1998 were $2.5 million, compared to $1.4 million in fiscal 1997, an increase of 81.7%. This increase was attributable primarily to increased salaries and benefits related to headcount increases. Also, recruiting and accounting expenses increased during the year, as we experienced for the first time costs associated with being a public company. General and administrative expenses as a percentage of revenue increased to 5.6% in fiscal 1998 from 4.8% in fiscal 1997.

     In fiscal 1997, general and administrative expenses increased 13.5% from $1.2 million in fiscal 1996 to $1.4 million. This increase was attributable primarily to increased salaries and benefits related to headcount. As a percentage of revenue, general and administrative expenses decreased from 12.9% in fiscal 1996 to 4.8% in fiscal 1997. This decrease was attributable primarily to revenue growth.

     Other Income, Net. Other income, net, in fiscal 1998 increased to $882,000 from $114,000 in fiscal 1997. This increase resulted from higher interest income earned on higher cash balances, due primarily to the investment of proceeds from our June 1997 initial public offering.

     In fiscal 1997, other income, net, increased to $114,000 from $56,000 in fiscal 1996. This increase was attributable primarily to higher interest income earned on higher average cash balances in fiscal 1997.

     Income Tax Expense

     We did not provide for income taxes in fiscal 1998 as a result of the loss incurred during the year. The effective tax rate in fiscal 1997 was 6.1%, which is less than the combined federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards. There was no provision for income taxes in fiscal 1996 due to the losses incurred during that year.

QUARTERLY RESULTS OF OPERATIONS

     The following table shows unaudited quarterly results of operations in dollar amounts and as a percentage of revenue for the periods indicated. We have prepared this information on a basis consistent with our audited financial statements and included all adjustments that we consider necessary for a fair presentation of the information for the periods presented. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                                            THREE MONTHS ENDED
                                                    ------------------------------------------------------------------
                                                    JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                                      1997       1997        1997       1998        1998       1998
                                                    --------   ---------   --------   ---------   --------   ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..........................................  $10,235     $ 9,158    $13,323     $12,634    $23,441     $31,415
Operating costs and expenses:
  Cost of goods sold..............................    5,165       4,826      7,746      11,509     15,603      21,690
  Research and development........................    2,069       2,099      2,404       2,189      2,777       3,224
  Marketing and selling...........................    1,483       1,321      1,525       1,891      2,176       2,520
  General and administrative......................      492         565        660         811        868       1,122
                                                    -------     -------    -------     -------    -------     -------
          Total operating costs and expenses......    9,209       8,811     12,335      16,400     21,424      28,556
Income (loss) from operations.....................    1,026         347        988      (3,766)     2,017       2,859
Other income (expense), net.......................      175         487        157          63        156        (183)
                                                    -------     -------    -------     -------    -------     -------
Income (loss) before income taxes.................    1,201         834      1,145      (3,703)     2,173       2,676
Income tax expense................................      (26)        (18)        20          24       (500)       (321)
                                                    -------     -------    -------     -------    -------     -------
Net income (loss).................................  $ 1,175     $   816    $ 1,165     $(3,679)   $ 1,673     $ 2,355
                                                    =======     =======    =======     =======    =======     =======
Net earnings (loss) per share:
  Basic...........................................  $  0.18     $  0.05    $  0.07     $ (0.23)   $  0.10     $  0.14
  Diluted.........................................  $  0.08     $  0.05    $  0.07     $ (0.22)   $  0.10     $  0.14
Shares used in per share calculation:
  Basic...........................................    6,396      15,919     15,839      16,000     16,065      16,311
  Diluted.........................................   14,535      17,350     17,171      17,043     17,066      17,323

                                                                            THREE MONTHS ENDED
                                                    ------------------------------------------------------------------
                                                    JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                                      1997       1997        1997       1998        1998       1998
                                                    --------   ---------   --------   ---------   --------   ---------
AS A PERCENTAGE OF TOTAL REVENUE:
Revenues..........................................    100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Operating costs and expenses:
  Costs of goods sold.............................     50.5        52.7       58.1        91.1       66.6        69.0
  Research and development........................     20.2        22.9       18.0        17.3       11.8        10.3
  Marketing and selling...........................     14.5        14.4       11.4        15.0        9.3         8.0
  General and administrative......................      4.8         6.2        5.0         6.4        3.7         3.6
                                                    -------     -------    -------     -------    -------     -------
     Total operating costs and expenses...........     90.0        96.2       92.6       129.8       91.4        90.9
Income (loss) from operations.....................     10.0         3.8        7.4       (29.8)       8.6         9.1
Other income (expense), net.......................      1.7         5.3        1.2         0.5        0.7        (0.6)
                                                    -------     -------    -------     -------    -------     -------
Income (loss) before income taxes.................     11.7         9.1        8.6       (29.3)       9.3        8.50
Income tax expense................................     (0.2)       (0.2)       0.1         0.2       (2.1)       (1.0)
                                                    -------     -------    -------     -------    -------     -------
Net income (loss).................................     11.5%        8.9%       8.7%      (29.1)%      7.2%        7.5%
                                                    =======     =======    =======     =======    =======     =======

     During fiscal 1998, our capacity was constrained and quarterly revenues fluctuated between $9.2 million and $13.3 million. By the first quarter of fiscal 1999, TRW had completed significant capacity additions at its three-inch GaAS HBT fab. In addition, we were experiencing strong demand from Nokia and other customers for GaAs HBT and silicon products. As a result, we were able to record shipments of $23.4 million in the June 1998 quarter. This represented 86.5% growth over the prior quarter and 129% growth over the same quarter of the prior year.

     In the September 1998 quarter, revenue grew 34.0% to $31.4 million over the prior quarter. This was attributable to further capacity increases from TRW and the opening of our own wafer fabrication facility, which enabled us to respond to increased customer demands. In that quarter, revenue from our GaAs HBT fab accounted for $4.4 million of total revenue.

     International shipments accounted for 62% of revenue for the three months ended June 30, 1998, compared to 45% for the three months ended June 30, 1997. Sales to customers located in Korea accounted for approximately $2.6 million or 11.4% of total revenue during the three months ended June 30, 1998. For the three months ended September 30, 1998 international shipments accounted for 60% of sales, with sales to customers in Korea accounting for $3.8 million, or 12.1% of total revenue.

     Our gross profit margin decreased steadily over the past six quarters to 31.0% for the three months ended September 30, 1998 from 47.3% for the three months ended September 30, 1997. During this period we relied almost exclusively on products manufactured from wafers that were purchased to meet customer demand. The purchase agreements that we entered into called for fixed pricing with annual price declines. At the same time our average selling prices were declining based on volume pricing.

     We historically have experienced significant fluctuations in gross profit margins. We believe that our gross profit margins have, in the past, been significantly affected by manufacturing, assembly and test yields. In particular, during the fourth quarter of fiscal 1998, we experienced poor assembly and test yields, which resulted in a reduction to revenues and a charge to cost of goods sold. The cumulative effect of these charges reduced gross profit by $4.6 million.

     Research and development expenses have grown steadily from $2.1 million to $3.2 million over the past six quarters. The increases were attributable primarily to product development activities and increased headcount. As revenue has grown, research and development expenses as a percentage of total revenue have decreased from 22.9% for the three months ended September 30, 1997 to 10.3% for the three months ended September 30, 1998. We plan to continue to make substantial investments in research and development and expect that such expenses will continue to increase in absolute dollar amounts in future periods.

     Marketing and selling expenses have grown steadily from $1.3 million to $2.5 million over the past five quarters. The increases were attributable primarily to increased salaries and benefits related to increased headcount, increased advertising expense and increased travel and entertainment expense. With the exception of the March 1998 quarter, marketing and selling expenses as a percentage of revenue have decreased steadily from 14.5% to 8.0%. We plan to continue to make substantial investments in marketing and selling and expect that such expenses will continue to increase in absolute dollar amounts in future periods.

     General and administrative expenses have grown steadily from $0.5 million to $1.1 million over the past six quarters. The increases were primarily attributable to increased salaries and benefits related to headcount increases, additional recruiting expense and increased legal expense. As revenue has grown more rapidly over the last two quarters, general and administrative expenses as a percentage of total revenue have decreased to below 4.0%.

     The effective tax rate for the three months ended September 30, 1998 was 12.0%, which is less than the combined federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards. We expect the tax rate will increase to approximately 35% in fiscal 2000.

Liquidity and Capital Resources

     We have funded our operations to date through sales of equity and debt securities, bank borrowings, capital equipment leases and revenue from product sales. We completed our initial public offering in June 1997, and raised approximately $37.6 million, net of offering expenses. As of September 30, 1998, we had working capital of approximately $35.2 million, including $16.8 million in cash and cash equivalents.

     Operating activities generated $2.3 million in cash in the first half of fiscal 1999. This was attributable primarily to net income of $4.0 million and an increase in accounts payable of $6.9 million, partially offset by an increase in accounts receivable of $7.9 million and in inventories of $2.0 million. Cash used by operating activities in the first half of fiscal 1998 was $10.4 million. This amount was attributable primarily to a 10.2% increase in inventories and a $3.2 million increase in accounts receivable. These were partially offset by net income of $2.0 million and an increase in accounts payables of $1.3 million.

     The $9.0 million of cash used by investing activities in the first half of fiscal 1999 was related to the purchase of $3.3 million of capital equipment, primarily for use in our wafer fabrication facility, as well as $5.6 million for the capitalization of wafer fabrication construction costs. The $14.4 million of cash used by investing activities in the first half of fiscal 1998 was related to expenditures associated with the construction of our GaAs HBT wafer fabrication facility, and to wafer fabrication and general corporate capital equipment requirements.

     The $7.1 million of cash provided by financing activities in the first half of fiscal 1999 related primarily to the receipt of $10.0 million in proceeds from the exercise of a warrant held by TRW covering 1,000,000 shares of common stock, partially offset by $2.9 million in repayments of capital lease obligations. The $49.6 million of cash provided by financing activities in the first half of fiscal 1998 related primarily to the issuance of Common Stock in our initial public offering, totaling $37.6 million, as well as a reduction in restricted cash of $12.2 million set aside for the purchase of wafer fabrication-related expenditures.

     We maintain a secured credit facility with Silicon Valley Bank that includes a $5.0 million working capital line of credit and a $10.0 million term loan line of credit. Borrowings under the working capital revolving credit line may be made and repaid at any time until July 13, 1999 and bear interest at the prime rate (as announced by the lender), payable monthly. Borrowings under the term loan can be made until July 13, 1999 in $2.5 million increments, and are repayable in 60 monthly installments at the prime rate, with repayments to be completed by December 31, 2003. At September 30, 1998, there were no outstanding amounts under either of these facilities. We are required to maintain specified amounts of net worth and meet certain ratios with regard to liquidity and debt to equity under this facility.

     We currently have eight capital lease facilities with four equipment financing companies under which we have financed the cost of capital equipment and leasehold improvements associated with our wafer fabrication facility. We have financed an aggregate of $23.4 million of leased property under these facilities. Lease terms range from 36 months to 60 months with effective interest factors ranging from 8.6% to 11.1%. At September 30, 1998, the minimum future lease payments under these leases (excluding interest) were $20.6 million.

     In connection with the construction of our wafer fabrication facility, in October 1998 we deposited approximately $3.9 million into an escrow account in favor of the lessor of the facility in order to secure our payment obligations under the lease related to the facility. The deposited amounts will be released to us over time based on an agreed amortization schedule, subject to acceleration in the event we meet specified financial coverage ratios.

     We are currently engaged in construction activities related to the second phase of our wafer fabrication facility. This phase is budgeted at approximately $40 million and includes a clean room expansion and installation of additional production equipment.

     We currently have made capital commitments totaling $8.9 million for construction and equipment associated with the completion of the second phase of the wafer fabrication facility, all of which is expected to be funded from the proceeds of this offering.

YEAR 2000 ISSUES

     We have evaluated all of our internal software and current products against Year 2000 concerns, and believe that our products and business will not be substantially affected by the advent of the year 2000 and that we have no significant exposure to liabilities related to the Year 2000 issue for the products we have sold. We have also completed a project to upgrade all internal software and to conduct testing on both our information technology systems and our other equipment and machinery to further ensure that all aspects of our business will be Year 2000 compliant. These procedures, have not had any material effect on our customers and have not required any material expenditures or other material diversion of resources.

     We have contacted substantially all parties with which we have material relationships, including TRW and Nokia and our other material customers and suppliers, to try to determine their Year 2000 preparedness and to analyze the risk to us if they have significant business interruptions because of Year 2000 noncompliance. Based on this survey, we believe that these parties either are substantially Year 2000 compliant or that any noncompliance will not have a material effect on our operations. We intend to continue analyzing third-party preparedness and the need for any related contingency planning as we enter into new third party relationships.

     Although we believe our planning efforts are adequate to address our Year 2000 concerns, we cannot be sure that we will not experience negative consequences and material costs caused by undetected errors or defects in the technology used in our internal systems, or that the systems of other parties on which we rely will be made compliant on a timely basis and will not have any material adverse effect on us. At this time, we are unable to estimate the most reasonably likely worst-case effects of the arrival of the year 2000 and we do not have a contingency plan for any unanticipated negative effects. We plan to analyze reasonably likely worst-case scenarios and the need for contingency planning once the upgrade and testing of internal systems and the review of third-party preparedness described above have been completed, and expect to complete this analysis by June 30, 1999.

     We anticipate that total costs related to the Year 2000 issue will be about $150,000, which has been included in our information technology expense budget. Of this amount, we have already spent $75,000. To date, there have been no material deferments of other information technology projects resulting from the work taking place on our Year 2000 program.

                                    BUSINESS

INTRODUCTION

     RF Micro Devices, Inc. (the "Company" or "RFMD") designs, develops, manufactures and markets proprietary radio frequency integrated circuits ("RFICs") for wireless communications applications such as cellular and personal communication services ("PCS"), cordless telephony, wireless local area networks ("LANs"), wireless local loop ("WLL"), industrial radios, wireless security and remote meter reading. The Company offers a broad array of products -- including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers -- that represent a substantial majority of the RFICs required in wireless subscriber equipment. The Company designs products using three distinct process technologies: gallium arsenide heterojunction bipolar transistor ("GaAs HBT"), silicon bipolar transistor and, to a lesser extent, gallium arsenide metal semiconductor field effect transistor ("GaAs MESFET").

     TRW Inc. ("TRW"), which is the Company's largest shareholder, manufactured all of the Company's GaAs HBT products until September 1998. TRW has granted the Company a perpetual non-royalty bearing license to use TRW's GaAs HBT process to design and manufacture products for commercial wireless applications. The Company recently began manufacturing its own GaAs HBT products under this license at its new wafer fabrication facility. The Company's GaAs HBT power amplifiers and small signal devices have been designed into advanced subscriber equipment made by leading original equipment manufacturers ("OEMs") such as Nokia Mobile Phones Ltd. ("Nokia"), LG Information and Communications, Ltd. ("LGIC"), Hyundai Electronics Industries Co. Ltd. ("Hyundai"), Samsung Electronics Co., Ltd. ("Samsung") and Motorola, Inc. ("Motorola"). Through a delivery strategy called Optimum Technology Matching(R), the Company also offers silicon and GaAs MESFET components to complement its GaAs HBT products. Optimum Technology Matching(R) allows the Company to offer RFIC solutions, on a component-by-component basis, that best fulfill OEMs' performance, cost and time-to-market requirements.

INDUSTRY BACKGROUND

     The wireless communications industry grew rapidly over the past decade as cellular, paging, PCS and other emerging wireless communications services became more widely available and affordable. Technological advances, changes in telecommunications regulations and the allocation and licensing of additional radio spectrum have helped cause this growth worldwide. Technological advances have also led to the development of competing wireless communications services, and to the development of new and emerging wireless applications, including second generation digital cordless telephony, wireless LANs, WLL, wireless security and remote meter reading. As wireless usage grows, wireless service providers continue to improve the quality and function of the services they offer and seek to offer greater bandwidth for more capacity.

     To expand capacity from first generation cellular communications networks, certain national governments made available less congested frequency bands for new wireless communications services. In the United States, the Federal Communications Commission (the "FCC") allocated and auctioned 10 MHz and 30 MHz portions of spectrum in the 1850 to 1990 MHz range for PCS, and allocated broad band spectrum in the 2.4 GHz range for wireless LANs. Capacity and functionality also are being addressed by the wireless industry's movement from wireless networks that use analog signal modulation techniques to wireless networks that use digital signal modulation techniques. As compared to analog technologies, digital technologies generally provide better signal quality, help the transmission of both voice and data and improve capacity by allowing the transmission of more information in a smaller amount of frequency space. These digital technologies place a premium on linear power amplification, which can mean higher quality signals.

     The wireless communications markets have many different air interface signal transmission standards in different parts of the world, including digital standards, such as Global System for Mobile Communications ("GSM"), Time Division Multiple Access ("TDMA") and Code Division Multiple Access ("CDMA"), analog standards, such as Advanced Mobile Phone Service ("AMPS") and Total Access Communications Systems ("TACS"), and certain hybrid standards. For PCS, the FCC has approved seven different air interface standards. The handsets designed for each air interface standard generally require unique RF and baseband integrated circuit solutions that must be designed to meet the demands of subscriber equipment users for greater functionality, smaller and lighter equipment, longer battery life and better security, all at reduced costs. As a result of these technical challenges and end user demands, it has become increasingly difficult for OEMs of subscriber equipment to develop and supply all the required components in a timely and cost-effective manner. This has caused some OEMs to rely increasingly on third party value-added technology providers that have the component and systems level expertise to design and the production capacity to supply these solutions. In addition, because new entrants to the wireless subscriber equipment market, such as large consumer electronics companies, tend to be less vertically integrated than established OEMs, they must rely even more on third party suppliers. This technology outsourcing trend is particularly evident in the RF segment of the equipment due to the scarcity of RFIC engineers and the design complexity of the technology.

RF OVERVIEW

     A typical subscriber device for wireless personal communications, such as a handset, contains digital, baseband and RF components. Digital components control the overall circuitry and encrypt the voice or other data intended for transmission and reception, while baseband components are used to process signals into or from their original electrical form (low frequency analog voice or data). RF components, such as amplifiers, mixers, attenuators, switches, modulators, demodulators, oscillators and frequency synthesizers, convert, switch, process and amplify the high frequency signals that carry the information to be transmitted or received.

     RF technology presents different engineering challenges than standard semiconductor design. In general, digital and baseband semiconductor design engineers create standard semiconductor circuit designs by combining "cells" that previously have been evaluated and characterized. Because cells have predictable performance, the design engineer can use computers to automate the design process, which helps accelerate the development of these components. Each RF component, however, has distinctly different characteristics that influence overall system performance in complex ways. Instead of having stable inputs and outputs, the RF circuit characteristics can drift based on process variations, temperature, power supply and other variables. As a result, performance characteristics are unique for each device, and the RF engineer must evaluate and develop new designs on a continuous basis for each system performance level and air interface standard. In addition to being skilled in semiconductor circuit design, the RF circuit designer must have a thorough understanding of signal processing principles, must understand the totality of the system for which the device is intended and must be able to create designs that function within the unique parameters of different wireless system architectures. As RF technology has moved from discrete components to integrated circuit solutions, the scarcity of engineers with both integrated circuit design and RF expertise has become more pronounced.

     In early wireless communications equipment, individually packaged discrete components were mounted on circuit boards to form complex circuits used to transmit and receive RF signals. Size, reliability and cost concerns ultimately led to a move from discrete devices to silicon-based integrated circuits. Particularly for the critical power amplifier function, the use of silicon integrated circuits at cellular and PCS frequencies has been limited because of decreased operating performance. In particular, at high frequencies silicon integrated circuits consume more power, have relatively higher noise and distortion parameters and create excess heat.

     Within the last decade, GaAs semiconductor technology has emerged as an effective alternative or complement to silicon technology in many high performance RF applications. GaAs has inherent physical properties that allow electrons to move up to five times faster than in silicon, which permits the manufacture of GaAs devices that operate at much higher speeds than silicon devices or at the same speeds with lower power consumption. This is particularly important in battery powered portable applications such as handsets. Moreover, the semi-insulating GaAs substrate significantly reduces some of the unwanted parasitic effects of the conductive silicon substrate that cause its performance to degrade at high frequencies.

     GaAs integrated circuits were first implemented using a type of transistor known as MESFET. While GaAs MESFET integrated circuits have become accepted for many high frequency applications, these devices have certain limitations. In particular, for power amplifiers used in digital systems it is important to have a linear signal (i.e., one that is not altered or distorted when amplified). GaAs MESFET devices have difficulty meeting high linearity performance criteria without sacrificing other performance criteria. In addition, GaAs MESFET power amplifiers generally require both a positive and negative power supply for power stages, which requires the inclusion of additional components or circuitry and a corresponding increase in device size and complexity. Additionally, the lateral structure of GaAs MESFET devices hinders the ability to shrink the device size to enhance manufacturing yields and reduce costs. A different type of

GaAs transistor known as an HBT, which has been used in military and space applications over the past decade, emerged recently in commercial RF applications.

THE RF MICRO DEVICES SOLUTION

     The Company is a leading supplier of GaAs HBT RFICs for commercial wireless applications based on sales. The Company's GaAs HBT products include power amplifiers and small signal devices that have been designed into advanced subscriber handsets manufactured by leading OEMs such as Nokia, LGIC, Hyundai, Samsung and Motorola. In addition to the advantages that GaAs provides over silicon in terms of speed, efficiency and the ability to operate at high frequencies, the Company believes that GaAs HBT components offer the following benefits over GaAs MESFET devices in comparable applications:

     - Efficiency. Efficiency is a measure of RF power output as a percentage of battery power consumed by the device. The Company believes its GaAs HBT power amplifiers are more efficient and use less power to transmit the same output power than comparable GaAs MESFET devices. Increased efficiency can translate into improved battery life and increased talk time.

     - Linearity. Linearity is a measure of the distortion of a signal as a result of the amplification of the signal. The Company believes GaAs HBT products have higher breakdown voltages and smaller and more constant base-collector capacitance than comparable GaAs MESFET devices, which results in better linearity. Improved linearity can translate into a higher quality signal, which is important for wireless networks using digital air interface standards such as TDMA and CDMA.

     - Size. GaAs MESFET devices have a lateral or horizontal design structure while GaAs HBT devices have a more vertical structure. The Company believes that GaAs HBT circuits can be made smaller than GaAs MESFET devices, enabling more die per wafer, which can increase manufacturing yields and translate into reduced costs.

     - Complexity. GaAs HBT transistors are bipolar devices that require only a single polarity power supply, while GaAs MESFET transistors generally require both a positive and negative power supply, which results in the need to include a negative voltage generator and other additional components or circuitry. As a result, GaAs HBT system architectures are simpler and easier to design, which can translate into reduced component costs and smaller equipment.

     In addition to its expertise in GaAs HBT process technology, the Company's design engineers, test engineers and marketing personnel are experienced in designing and delivering RFICs based on silicon bipolar and GaAs MESFET technologies. As a result, the Company is able to offer a broad array of standard and custom-designed RF solutions through a delivery strategy called Optimum Technology Matching(R). Optimum Technology Matching(R) allows the Company to offer OEM customers RFIC solutions on a component-by-component basis that best fulfill the OEMs' performance, cost and time-to-market requirements. Across these three semiconductor technologies, the Company offers more than 126 products with a wide range of applications.

     The Company's circuit design staff is continually developing RFIC design solutions for new and emerging wireless applications. The Company's research and development activities include not only new circuit designs, but also the development and refinement of proprietary design tools and models to facilitate new product development. Moreover, the Company is continually evaluating test RF circuits under emerging semiconductor process technologies, such as silicon germanium, to augment its Optimum Technology Matching(R) program and to meet its customers' future RFIC needs.

STRATEGY

     The Company's goal is to be the leading worldwide supplier of RFICs for a broad range of commercial wireless applications. To meet this goal, the Company has developed a focused strategy. The key elements are:

     - Focus on Wireless Markets. Since the Company's formation in 1991, it has focused its efforts almost exclusively on the design, development, manufacture and sale of RFICs to participants in the commercial wireless markets. The Company has developed and sold integrated circuits for a broad range of applications within these markets, including cellular and PCS, cordless telephony, industrial radios, wireless LANs, WLL, wireless security and wireless utility meter reading. The Company's customers include some of the leading OEMs, including Nokia, LGIC, Hyundai, Samsung and Motorola.

     - Offer a Wide Range of RF Products. The Company offers a full line of products that include power amplifiers, low noise amplifiers/mixers, quadrature modulators/demodulators and single chip transceivers. For cellular and PCS applications, the Company offers products addressing virtually all of the analog and digital air interface standards. The Company's design engineering staff has developed proprietary design and fabrication modeling techniques and tools to enable the Company to deliver state-of-the-art integrated circuit designs that meet its customers' stringent technical specifications. Responding to customer interest, the Company also intends to offer certain RFICs in a "modular" package that, in addition to one or more Company-designed integrated circuits, includes passive components, such as filters and resistors, that are commonly incorporated into end-user devices.

     - Expand Manufacturing Capacity. The Company recently completed construction of an approximately 64,000 square foot fabrication facility and is now fabricating its own GaAs HBT wafers. This facility became operational in June 1998, and has been qualified by its major customer and other current and potential customers. The Company has recently undertaken a 6,000 square foot expansion to the clean room and the purchase or lease of additional production equipment. The Company believes that operating its own GaAs HBT wafer fabrication facility will improve its ability to respond to customer demand for GaAs HBT products and will provide it with greater opportunities to enhance product and process quality and reliability.

     - Maintain Diversification in Process Technologies. The Company believes that it is the only provider of RFICs in commercial volumes that is able to design products in three distinct process technologies -- GaAs HBT, GaAs MESFET and silicon. The Company believes that its GaAs HBT expertise allows it to deliver high efficiency, high performance components such as linear power amplifiers and low noise amplifiers to the wireless communications markets. While attempting to leverage its GaAs HBT capabilities, the Company also intends to expand its line of silicon-based RFICs and to greatly increase the portion of overall revenue attributable to sales of silicon products. As a part of this strategy, in March 1998, the Company entered a multi-year agreement with International Business Machines Corporation ("IBM") that provides for expanded development, manufacture and sale of custom RFICs by the Company using IBM's advanced Blue Logic silicon process technology. The Company developed more than 50 RFICs using this technology, and in May 1998 released the RFMD Silicon Innovations Designer's Handbook, a catalog featuring this new generation of silicon-based RFICs. Moreover, the Company is continually evaluating RF test circuits under emerging semiconductor process technologies, such as silicon germanium.

     - Maintain Balanced Product Mix. The Company strives to maintain a balance between custom and standard products. Custom-designed products are usually developed for volume production orders from large OEMs. Custom products normally are manufactured on an exclusive basis for the originating customer for an agreed period of time. Once exclusive production is over, the Company attempts to move custom products quickly into the standard product category in order to broaden its customer base and leverage its design and product development expenditures.

MARKETS

     The Company designs, develops, manufactures and markets its products to both domestic and international OEMs for commercial applications in the wireless markets, including cellular and PCS handsets, cordless telephony, industrial radios, wireless LAN equipment, WLL handsets, wireless security systems and wireless utility meter reading systems.

     Cellular Telephony and Personal Communication Services

     In cellular and PCS applications, calls are placed through handheld subscriber devices by making a connection with a base station via RF channels. While the initial PCS services are similar to cellular telephony, as PCS becomes more widely used, it is expected that a subscriber will be able to use a single small, lightweight handset and a single phone number for all calls in the home, office or elsewhere with relatively seamless routing.

     Cordless Telephony

     Cordless telephones are moving from first generation analog phones to digital cordless phones operating at higher frequencies. These digital cordless phones typically use spread spectrum modulation to provide improved range and voice quality, less interference and greater security.

     Wireless Local Loop Systems

     A WLL system is a fixed location wireless communications system in which the end user is connected to the local telephone company's central switch via a wireless connection. WLL systems employ simplified cellular or PCS technology. The absence of high speed mobility, roaming or intercell handoff requirements make the infrastructure and operating costs of WLL systems significantly lower than traditional wired and cellular systems. WLL systems can be rapidly deployed, even in difficult terrain areas, and are easily scalable.

     Wireless Networks

     Wireless networking involves the transmission and reception of data such as e-mail, faxes and computer files by desktop and portable computers via wireless RF links rather than wired lines. Network coverage ranges from wireless LANs, which might be found within a business or single building, to metropolitan area networks, which would be limited to a defined metropolitan or geographic area, to wide area networks, which connect individuals and work groups over larger geographic areas.

     Industrial Radios

     Industrial digital radios are trunked radio networks that transmit voice communications from one location to another (point-to-point) and from one location to many locations (point-to-multipoint). Industrial radios are primarily used by law enforcement officers and in other public safety applications.

     Other Markets

     The Company also supplies custom components for other applications in wireless markets, such as wireless security systems and wireless utility meter reading systems. The Company is pursuing other emerging wireless markets, including enhanced two-way paging, wireless monitoring devices, interactive toys, home networking, keyless entry and wireless handheld devices used for point-of-sale, bar coding and other applications. The Company also pursues opportunities to leverage the technological advantages of its RF components by identifying applications in other markets. For example, the Company has applied its RF power amplifier design expertise to develop high performance power line amplifiers for the cable television ("CATV") market and markets various GaAs HBT and MESFET components for satellite and microwave communications applications. In addition, certain of its components, such as gain blocks and attenuators, are used for instruments and in other non-wireless applications.

TECHNOLOGY

     The Company's products are used to receive and transmit signals in wireless communications equipment. The majority of current sales are in the cellular and PCS handset markets.

     The following diagram illustrates a simplified digital wireless handset.

                           (Digital Cellular Diagram)

     In the receive mode, a signal strikes the antenna and is applied to a low noise amplifier ("LNA"). The LNA amplifies the strength of the incoming signal by a factor of approximately 10 to 1,000 times and applies it to the mixer. Without distorting the information contained, the mixer transforms the carrier frequency of the signal from its original high value, termed an RF signal (869-894 MHz for cellular systems and 1930-1990 MHz for PCS systems), to a lower frequency (usually at 200 MHz or less) called an "intermediate frequency" ("IF"). The IF amplifier then amplifies this signal further while reducing much of its amplitude variation before it is applied to the quadrature demodulator where the digital information is recovered from the signal. This digital information is supplied to the baseband portion of the handset where it is processed to recover the original voice or data.

     In the transmit mode, voice or other data that the user desires to transmit is processed into digital information in the baseband section of the handset. This information is applied to the quadrature modulator, where the digital information is combined with an intermediate frequency carrier signal. This modulated IF signal is applied to the upconverter where it is raised to an RF signal (824-849 MHz for cellular and 1850-1910 MHz for PCS). The linear power amplifier then amplifies this low strength signal significantly to levels of one watt or more to allow the signal to cover substantial distances as it leaves the antenna. The linear power amplifier must produce this high-level signal with a minimum of distortion, particularly when processing signals employing complex digital modulation standards such as GSM, TDMA and CDMA.

PRODUCTS AND APPLICATIONS

     The Company offers a broad range of standard and custom-designed RFICs. Custom-designed products are usually developed for volume production orders from large OEMs. Custom orders are normally manufactured on an exclusive basis for a negotiated period. Once exclusivity periods expire, the Company attempts to convert custom products into standard products to broaden its customer base and leverage its design and product expenditures. At September 30, 1998,

Description of Graphic in Business Section

     This graphic, titled "Simplified digital handset," illustrates the basic components of the RF section of a typical wireless communications system and the sequence in which information traveling through such a system is applied to these components. The bottom right corner contains the words "Baseband Section." Immediately above is a line formed into a rectangular wave pattern, meant to depict the passage of digital information. Immediately above this wave pattern is an arrow pointing to the left, and to the pattern's left in descending order are the letters "I" and "Q". A line leads to the left from each of these letters, crossing a vertical dotted line that runs the length of the graphic and denotes the division between the baseband section, which occupies approximately one quarter of the graphic, and the RF section, which occupies the remainder of the graphic. The words "RF Section" appear at the bottom of this latter section Immediately above is a rectangle of dotted lines with the word "Transmitter" at the top. Within this rectangle are, from right to left, a rectangle in which the words "Quadrature Modulator" appear (and the right side of which the lines extending from the letters "I" and "Q" in the baseband section touch), a rectangle in which the word "Upconverter" appears and a triangle, pointing to the left, in which the words "Linear PA" appear. These three shapes are linked by a line that continues to the left of the triangle, passes through the left side of the rectangle of dotted lines in which the three shapes are located, and turns upward, where it reaches a stylized depiction of an antenna emitting a signal that occupies the upper left corner of the graphic. The word "Antenna" appears immediately below this depiction. The line continues upward and then turns to the right, where it crosses into another rectangle of dotted lines. This rectangle has the word "Receiver" immediately above it and contains three rectangles that are linked by the line and contain the labels, from left to right, "LNA/Mixer," "Gain Control IF Amplifier" and "Quadrature Demodulator." From the right side of the rightmost rectangle, two parallel lines extend rightward through the right side of the rectangle of dotted lines in which these three shapes are located and across the vertical dotted line representing the division between the RF section and the baseband section. Within the baseband section, the two parallel lines reach another pair of the letters "I" and "Q," which are in descending order. To the right of these letters appears another line formed into a rectangular wave pattern, meant to depict the passage of digital information. Immediately above this pattern, in the upper right corner of the graphic, is an arrow pointing to the right.

the Company offered 126 products, and 40 additional products were in various stages of development. Below is a list of the Company's current products by category, the semiconductor process technology used to fabricate such products and the types of OEM devices into which such products are incorporated.

     PRODUCT CATEGORY                           FABRICATION TECHNOLOGY                            END USER DEVICE
-----------------------------------------------------------------------------------------------------------------------
                                   SILCON             GaAs MESFET           GaAs HBT
                                   ------             -----------           --------
 Power Amplifiers                                                                           - Cellular and PCS handsets
                             [check mark]         [check mark]         [check mark]         - Cordless phones
                                                                                            - Industrial radios
                                                                                            - CATV line amplifiers
-----------------------------------------------------------------------------------------------------------------------
 Quadrature                                                                                 - Cellular and PCS handsets
   Modulators/                                                                              - Cellular and PCS base
   Demodulators              [check mark]         [check mark]         [check mark]           stations
                                                                                            - Cordless phones
                                                                                            - Wireless LAN cards
-----------------------------------------------------------------------------------------------------------------------
 Low Noise                                                                                  - Cellular and PCS handsets
   Amplifiers/Mixers         [check mark]         [check mark]         [check mark]         - Cordless phones
                                                                                            - Wireless Security
-----------------------------------------------------------------------------------------------------------------------
 IF Components                                                                              - Cellular and PCS handsets
                             [check mark]                                                   - Cordless phones
                                                                                            - Industrial radios
-----------------------------------------------------------------------------------------------------------------------
 Gain Blocks                                                                                - Cellular and PCS handsets
                             [check mark]         [check mark]         [check mark]         - Cordless phones
                                                                                            - Instruments
-----------------------------------------------------------------------------------------------------------------------
 Transmitters,                                                                              - Wireless meter
   Receivers and                                                                              reading
   Transceivers              [check mark]                                                   - Cordless phones
                                                                                            - Keyless car locks
                                                                                            - Monitoring devices
                                                                                            - Interactive toys
-----------------------------------------------------------------------------------------------------------------------
 Attenuators                                                                                - Cellular and PCS handsets
                                                  [check mark]                              - Cellular PCS base
                                                                                              stations
                                                                                            - Instruments
-----------------------------------------------------------------------------------------------------------------------

     Power Amplifiers

     Power amplifiers provide signal amplification in the transmitter section of a wireless system in order to boost a signal through the antenna. Power amplifiers operate at different frequencies, power levels and air interface standards and generally are classified either as linear amplifiers, which add a minimum amount of distortion to the shape of the input signal, or non-linear amplifiers, which are used in analog devices. Power amplifiers are often the most critical RF component for a number of reasons. They frequently are the most expensive component and are difficult to design and implement. In addition, power amplifiers normally use the greatest amount of battery power in a handset, which impacts talk time, and they generally dissipate the greatest amount of heat. The Company's GaAs HBT power amplifiers offer low distortion, small size, high efficiency, improved linearity and operation from a single polarity power source.

     Quadrature Modulators/Demodulators

     Quadrature modulators are devices in the transmitter section of a wireless system that combine digital information with an RF signal by varying the phase and amplitude of the signal so that the resulting signal can be transmitted.

Quadrature demodulators reverse this process in the receiver section by taking received RF signals and recovering the embedded digital information for further processing.

     Low Noise Amplifiers/Mixers

     A LNA is a device in the receiver section of a wireless system that receives signals from an antenna at extremely low microvolt levels and amplifies such signals by a factor of approximately 10 to 1,000 times with the addition of as little "white noise" as possible. In general, the less noise added by a LNA, the weaker the signal it can process. LNAs are commonly integrated into circuits with mixers (also referred to as "down-mixers" or "down converters"), and this combination generally is referred to as a "receiver front end." Mixers accept the filtered output from the LNA, which is typically at a high frequency and difficult to process, and mix it with a local oscillator signal to produce a lower frequency (IF) signal, which is easier to process.

     IF Components

     In a typical handset, high frequency RF signals are converted into lower frequency IF signals by the LNA/Mixer and then to baseband in the receive functions. In the transmit function, baseband inputs (e.g., voice) are converted from analog to digital form and processed through the IF range to the higher RF frequency before transmission through the antenna. RFMD's IF devices include digitally controlled IF amplifiers, which amplify baseband signals after they have been converted from analog to digital form, and IF amplifiers with automatic gain control and received signal strength indicators, which are used for IF-to-baseband conversion in the receive mode.

     Gain Blocks

     Gain blocks are simple general purpose amplifiers that boost signals over a broad frequency range. They are used for amplifier applications whenever noise is not a concern and whenever a signal's strength has been diminished by processing through a filter or other component.

     Transmitters, Receivers and Transceivers

     Single chip transmitters and receivers send and receive wireless signals. Transceivers are highly integrated circuits that combine transmitters with receivers into a single device. Because this degree of integration generally results in some performance compromises, single chip transceivers tend to be used in cost-sensitive applications where performance is less critical.

     Attenuators

     An attenuator is a device that reduces the level of an input signal by controllable amounts. RFMD's attenuators are programmable through use of an external analog or digital control signal to reduce signals to desired levels with minimal noise and signal loss when the device is not active. Like gain blocks, attenuators have many applications both within and outside the wireless markets.

CUSTOMERS

     The following list identifies, by market, customers of the Company that have placed cumulative orders of greater than $50,000 in the 12 months ended September 30, 1998.


    CELLULAR/PCS HANDSETS                 CELLULAR/PCS BASE STATIONS            OTHER WIRELESS APPLICATIONS
    Nokia Mobile Phones Ltd.              Ericsson Mobile   Communications      Tellabs Operations, Inc.
    Siemens A.G.                          Motorola Inc.                         (Wireless Local Loop)
    Philips N.V.                          Lucent Technologies
    Motorola Inc.                         Powerware Technologies, Inc.          Lucent Technologies, Inc.
    Bosch Telecom, Inc.                   SCI Systems, Inc.                     SpectraLink Corporation,   Hexagram,
    LG Information & Communications,      Spectrian Corporation                 Inc.
    Ltd.                                  Sanmina Corporation                   (Cordless Telephones)
    NEC Corp.                             Powerwave Technologies, Inc.
    Hyundai Electronics Industries Co.,                                         Motorola Inc.
    Ltd.                                  WIRELESS DATA                         (Paging; Industrial Radios)
    Sony Electronics, Inc.                Lucent Technologies, Inc.
    Samsung America Inc.                  Research In Motion Limited            Alcatel Network Systems
    Internix, Incorporated                                                      (Point to Point Radio)
    Hanwha Telecommunications Co., LDT
    Appeal Telecommunications Co. Ltd.                                          Shure Brothers Incorporated
    Kyocera America, Inc.                                                       (Wireless Microphones)
    Telson Electronics Co., Ltd.
    Denso Wireless Communications Co.,                                          Hoshing Telecom Limited
    Ltd.                                                                        (Child Locators)
    Pan Tech Engineering Corporation
    Mitel Corporation                                                           Mattel, Inc.
    Marshall Industries                                                         (Toys)
                                                                                Digital Security Controls Ltd.
                                                                                (Wireless Security)
------------------------------------------------------------------------------------------------------------------------

     The Company, TRW and Nokia have agreed in principle to cooperate to develop and supply Nokia with RFICs that are manufactured using TRW's GaAs HBT processes. The arrangement contemplates that the Company and Nokia will negotiate separate agreements to address the development and supply of each component. Pursuant to the arrangement, the Company has agreed to provide Nokia with access to certain RFIC technologies and to its GaAs HBT wafer fabrication facility, and Nokia has agreed to provide the Company with rights to bid for and supply Nokia's requirements for certain RFICs.

     Pursuant to separate agreements resulting from its arrangement with Nokia, the Company has developed a number of RFICs and supplied them to Nokia in commercial quantities. For the six months ended September 30, 1998, sales to Nokia were approximately $41.4 million, representing approximately 75% of the Company's revenue.

     The agreement in principle among the Company, TRW and Nokia can be terminated without penalty by any of the parties for any reason. This arrangement does not obligate Nokia to purchase any additional products from the Company, and there can be no assurance that Nokia will remain a significant customer of the Company or that this relationship will continue.

SALES AND MARKETING

     The Company sells its products worldwide directly to customers as well as through a network of 18 domestic sales representative firms and 20 foreign sales representative firms. One sales representative firm, Jittek, accounted for about 11.5% of the Company's revenue during the first six months of fiscal 1999. The Company selects its domestic and foreign representatives based on technical skills and sales experience, as well as the presence of complementary product lines and the customer base served. The Company provides ongoing training to its representatives to keep them knowledgeable of the Company's products. The Company maintains an internal marketing organization that is responsible for developing sales and advertising literature, such as product announcements, catalogs, brochures and magazine articles in trade and other publications, and preparing technical presentations for industry conferences.

     The Company believes that maintaining a close relationship with customers and providing customers with ongoing technical support is essential to customer satisfaction in the wireless communications industry. The Company's Marketing application staff interacts with customers during all stages of design and production, provides customers with current product application notes and engineering data, maintains regular contact with customer engineers and assists in the resolution of technical problems. The Company assigns to its largest customers a contract account manager who maintains regular contact with the customer to determine its product needs and concerns. Members of senior management also are involved in managing relationships with significant customers. The Company believes that maintaining close contact with customers improves their level of satisfaction and enables the Company to anticipate their future product needs.

MANUFACTURING, PACKAGING AND TESTING

     The Company's manufacturing cycle consists of semiconductor wafer fabrication, assembly and packaging, and final product testing. The Company recently began manufacturing GaAs HBT products at its new wafer fabrication facility and also uses independent foundries located in the United States to manufacture its products. The Company currently uses two independent foundries to supply its silicon-based product requirements and one independent foundry to supply its GaAs MESFET devices. The Company purchases a significant portion of its GaAs HBT wafers from TRW. Although the Company's new wafer fabrication facility recently became operational, the Company will continue to rely on independent foundries for the manufacturing of a substantial portion of its products for the foreseeable future. This reliance involves a number of risks, including the possibility of material disruptions in the supply of key RFICs and the lack of control over delivery schedules, manufacturing yields, quality and fabrication costs.

     In June 1998, the Company completed the first phase of an approximately 64,000 square foot fabrication facility adjacent to its primary facility in Greensboro, North Carolina to fabricate four-inch diameter GaAs HBT wafers using technologies licensed from TRW. This first phase, at a cost of approximately $40 million, involved construction of the building shell, installation and certification of an approximately 10,300 square foot clean room and the purchase or lease and installation of the required fabrication equipment. The Company has completed the transfer of TRW's manufacturing process and molecular beam epitaxial ("MBE") process for producing wafer start material. The Company began shipping commercial quantities of integrated circuits from this facility in September 1998. The facility has been qualified by the Company's major customer and other current and potential customers. Production at the facility is expected to increase throughout fiscal 1999 and fiscal 2000 as additional customers qualify the Company's fabrication facility and additional components are manufactured.

     The second phase, currently under construction, involves expansion of wafer fabrication and MBE production capacity. This phase is budgeted at approximately $40 million and includes an approximately 6,000 square foot expansion to the clean room and the purchase or lease and installation of additional production equipment. The completion of the second phase of the fabrication facility is dependent on a number of factors both within and outside the control of the Company and is currently scheduled to occur between December 1999 and July 2000, depending on demand for the Company's products.

     The Company maintains an inventory of certain standard products based on its internal forecasts of expected demand for such products. For custom-designed products, designs of the Company's products are verified by both the Company and the customer before orders for production wafers are placed. Upon receipt of orders from an OEM, the Company schedules production based on order size, customer delivery requirements, production schedules and other production considerations.

     The Company currently uses five vendors located in Asia and one vendor located in the United States to package and assemble its products. All of such vendors are certified to applicable ISO 9000 series specifications, which means that their operations have in each case been determined by independent examiners to comply with certain internationally developed quality control standards. The Company qualifies and monitors assembly contractors based on cost and quality. Such contractors typically provide the Company with per-unit pricing.

     The Company has encountered packaging quality problems with certain of such vendors, particularly with regard to GaAs products. In particular, the Company took non-recurring charges in the fourth fiscal quarter ending March 31, 1998 of approximately $4.6 million to cover product returns and the establishment of inventory reserves for products with packaging-related problems. The packaging problem was confined to sales to one of the Company's significant customers during a clearly identified assembly timeframe and, based on the Company's failure analyses, was an unexpected result of process changes intended to improve assembly yields that were initiated by the packaging vendor. Improvements subsequently coordinated with the Company and implemented by the vendor have resolved the problem and the parts have been requalified to the satisfaction of the Company and its customer. In addition, the Company experienced quality problems with parts packaged by a second vendor during fiscal 1998 and has since ceased to use such vendor's services. The Company has taken steps to improve the reliability of packaging quality, including the recent hiring of a Vice President of Quality, the expansion of its in-house package testing and qualification line and the employment of additional packaging engineers to engage in both package testing and the development of new packaging designs; however, there can be no assurance that the Company will not experience additional packaging quality problems in the future. The Company believes that it will have to continue to monitor closely its vendors as production volumes increase.

STRATEGIC RELATIONSHIP WITH TRW

     In June 1996, the Company and TRW entered into a broad strategic relationship based on several agreements that evidence an investment by TRW in RFMD, a technology license from TRW to the Company (the "License Agreement") and a supply arrangement between the parties (the "Supply Agreement"). As a part of such alliance, TRW provided the Company with $25 million of equity and debt financing and became a significant shareholder in the Company. The key goal of the Company in entering into this alliance was to enable the Company to construct a four-inch wafer fabrication facility to manufacture products using GaAs HBT technologies developed by TRW and licensed to the Company.

     Pursuant to the License Agreement, TRW has granted to the Company fully paid up, royalty-free, worldwide licenses with respect to certain of TRW's existing and future GaAs HBT patent rights and MBE process patent rights, with accompanying know-how and technical information, to design, develop, manufacture, market, service and repair certain existing products of the Company and any GaAs HBT product in which the emitter of the GaAs HBT has a width of one to three microns. Such products must be for commercial wireless communications applications and operate on signals having a frequency of less than 10 GHz. The license with respect to the GaAs HBT rights became effective in June 1996, and the MBE license became effective on June 15, 1998, the date agreed upon by the Company and TRW as the point at which the Company's wafer fabrication facility became operational. Subject to TRW's right to use the licensed technology to fulfill existing contractual obligations and to provide to customers on an ongoing basis certain specified foundry services, both licenses are exclusive as to all persons including TRW, but may be made non-exclusive at the option of TRW if the Company fails to meet certain revenue goals.

     TRW also granted non-exclusive licenses to the Company to use certain of its existing GaAs HBT rights and MBE rights for the development and sale of certain of the Company's existing products for applications other than commercial wireless communications or that operate on signals having a frequency of 10 GHz or more. The License Agreement provides that TRW will offer to the Company, on the same terms as are offered to third parties, certain future non-HBT related technologies that it develops for a period of 10 years following June 15, 1998, which is the date on which the Company's wafer fabrication facility became operational. The Company has agreed to share with TRW any modifications or improvements that it makes in the technology or the products developed therefrom, and to grant TRW a non-exclusive, royalty-free license to use such modifications or improvements in applications outside the Company's field of use. The licenses granted pursuant to the License Agreement are granted without representation or warranty as to validity or noninfringement. Upon any termination of the License Agreement for default, whether due to the default of the Company or otherwise, the Company's rights to TRW's technologies would cease.

     Under the terms of the Supply Agreement, the Company has agreed to purchase from TRW, and TRW has agreed to sell to the Company, certain minimum quantities of three-inch GaAs HBT processed wafers and four-inch GaAs epitaxial wafer starting material until December 31, 2000. The Company currently is purchasing from TRW quantities of wafers in excess of the minimum number required to be delivered by TRW to the Company under the Supply Agreement, but the Company believes that its purchases from TRW will decline to the minimum quantities of wafers required to be supplied under such contract.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused primarily on the development of new integrated circuit products. At September 30, 1998, there were 80 persons in the Company's research and development organization. The Company's research and development efforts also are directed at improving manufacturing processes and yields. The

Company does not separately account for Company-sponsored and customer-sponsored research and development expenses.

     The Company's circuit design staff is continually developing RFIC design solutions for new and emerging wireless applications. The Company's research and development activities include not only new circuit designs, but also the development and refinement of proprietary design tools and models to facilitate new product development. Moreover, the Company is continually evaluating test RF circuits under emerging semiconductor process technologies, such as silicon germanium, to augment its Optimum Technology Matching(R) program and to meet its customers' future wireless equipment needs.

     In fiscal 1996, 1997 and 1998 and the first half of fiscal 1999, the Company incurred approximately $4.2 million, $6.2 million, $8.8 million and $6.0 million, respectively, of research and development expenses. The Company does not separately account for Company-sponsored and customer-sponsored research and development expenses.

     The market for RFICs is characterized by rapid changes in product designs and the emergence of new semiconductor technologies used to fabricate higher performance devices. Because the demand of OEMs for continual improvements in product performance is expected to increase, the Company believes that its future success depends in part on its ability to design RFICs under emerging wafer fabrication technologies that meet the cost and performance parameters of its customers. Moreover, the Company believes it must be able to attract and retain qualified research and development personnel.

COMPETITION

     Competition in the markets for the Company's products is intense. The Company faces competition from several companies engaged in the business of designing, manufacturing and selling RFICs, as well as suppliers of discrete products such as transistors, capacitors and resistors. The Company may face future competition from companies that have or may develop GaAs HBT or other fabrication processes. In addition, the Company's current and potential competitors include OEMs that have or may develop the ability to produce RFICs or discrete products internally for their own requirements. The Company's primary competitors include Anadigics, Conexant Systems, Inc. (a subsidiary of Rockwell International Corp.), Fujitsu, Hewlett-Packard, Hitachi, Motorola, NEC, Philips, Raytheon, Siemens and TriQuint.

     The Company believes that competition within the markets for its products is driven primarily by the ability to design and deliver high performance and price competitive products in sufficient quantities and in a timely manner. Competition is also affected by the quality of customer service and technical support and the ability to design customized products that address each customer's particular requirements and cost limitations.

     Many of the Company's current and potential competitors have entrenched market positions, established patents, copyrights, trade names, trademarks and intellectual property rights and substantial technological capabilities. Further, many of the Company's competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. Increased competition could adversely affect the Company's revenue and profitability by causing it to reduce prices or by reducing demand for the Company's products.

INTELLECTUAL PROPERTY

     It is the Company's practice to seek U.S. patent and copyright protection on its products and developments, where appropriate, and to protect its proprietary technology under U.S. and foreign laws affording protection for trade secrets and for integrated circuit designs. The Company owns two U.S. patents for GaAs HBT power amplifiers, both of which were issued in 1997 and will expire in 2015.

     The Company relies primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to its product development and manufacturing activities. To protect its trade secrets, technical know-how and other proprietary information, the Company's employees are required to enter into agreements providing for maintenance of confidentiality and the assignment of rights to inventions made by them while in the employ of the Company. The Company also has entered into non-disclosure agreements to protect its confidential information delivered to third parties in conjunction with possible corporate collaborations and for other purposes. However, there can be no assurance that these types of agreements will effectively prevent unauthorized disclosure of the Company's confidential information, that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

     While the Company has not been involved in any patent or other intellectual property rights litigation, there can be no assurance that third parties will not assert claims against the Company or TRW with respect to existing and future products. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to the Company, and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. The wireless industry is subject to frequent litigation regarding patent and other intellectual property rights. Leading companies and organizations in the wireless industry have numerous patents that protect their intellectual property rights in these areas. In the event of an adverse result of any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such license would be available on commercially reasonable terms.

BACKLOG

     At March 31, 1998, the Company's backlog was approximately $42.8 million, compared to approximately $19.2 million at the end of fiscal 1997. The Company includes in its backlog all accepted product purchase orders for which delivery has been specified within one year. Product orders in the Company's backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. The Company's backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

EMPLOYEES

     At December 1, 1998, the Company had 348 full-time employees. The Company believes that its future prospects will depend, in part, on its ability to continue to attract and retain skilled technical, marketing and management personnel. Competition for such personnel is intense, and the number of persons with relevant experience, particularly in engineering, software design and marketing, is limited. None of the Company's employees is represented by a labor union, and the Company has never experienced any work stoppage. The Company believes that its employee relations are good.

PROPERTIES

     The Company's principal administrative facility is located in a building comprising approximately 25,000 square feet in Greensboro, North Carolina. Pursuant to the lease agreement under which the Company leases this building, the Company has exercised an option for an expansion of the facility through the construction of an adjacent additional building consisting of approximately 34,000 square feet that is expected to be completed in January 1999. The term of the lease for these facilities will be fifteen years from the date of completion of this expansion, which is currently expected to occur in early calendar year 1999. The Company also leases real estate adjacent to its principal facility on which its wafer fabrication facility, consisting currently of approximately 64,000 square feet, has been constructed. The lease for the fabrication facility has a term expiring in May 2013, with two 10-year renewal options. The Company has deposited $3.9 million under an escrow arrangement to secure its obligations under this lease. The Company also leases approximately 17,500 square feet of commercial space in Greensboro, North Carolina that it uses for office space and storage. Such facility is leased under three leases that each expire on December 31, 1999. The Company owns 30 acres of land adjacent to its fabrication facility which it anticipates using for future expansion.

ENVIRONMENTAL MATTERS

     By virtue of operating its wafer fabrication facility, the Company is subject to a variety of extensive and changing federal, state and local governmental laws, regulations and ordinances related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in the RFIC manufacturing process. Any failure to comply with such requirements currently in effect or subsequently adopted could result in the imposition of fines on the Company, the suspension of production or a cessation of operations. In addition, such requirements could restrict the Company's ability to expand its facilities or require the Company to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up discharges. The Company believes that costs arising from existing environmental laws will not have a material adverse effect on the Company's financial position or results of operations. There can be no assurance, however, that the environmental laws will not become more stringent in the future or that the Company will not incur significant costs in the future in order to comply with such laws.

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

                    NAME                      AGE                     POSITION
                    ----                      ---                     --------
David A. Norbury............................  47    President, Chief Executive Officer and
                                                    Director
William J. Pratt............................  55    Chairman of the Board, Chief Technical
                                                    Officer and Director
Powell T. Seymour...........................  55    Vice President of Operations and Secretary
Jerry D. Neal...............................  53    Vice President of Sales and Marketing
William A. Priddy, Jr.......................  37    Chief Financial Officer, Vice President of
                                                      Administration and Treasurer
Arthur E. Geissberger.......................  45    Vice President of Wafer Fabrication
                                                    Operations
Robert C. Fleming...........................  41    Director
Dr. Albert E. Paladino......................  65    Director
Erik H. van der Kaay........................  58    Director
Walter H. Wilkinson, Jr.....................  52    Director
Terri D. Zinkiewicz.........................  43    Director

     DAVID A. NORBURY has been President and Chief Executive Officer and a director of the Company since September 1992. Mr. Norbury was employed as President and Chief Executive Officer of Polylythics, Inc., a developer of semiconductor technology based in Santa Clara, California, from August 1989 to March 1991.

     WILLIAM J. PRATT, a founder of the Company, was President of the Company from February 1991 to September 1992 and has been Chairman and Chief Technical Officer since September 1992. He has also been a director of the Company since its inception. Prior to such time, Mr. Pratt was employed for 13 years with Analog Devices, Inc. ("ADI"), an integrated circuit manufacturer, as Engineering Manager and General Manager.

     POWELL T. SEYMOUR, a founder of the Company, has been Vice President of Operations and Secretary of the Company since its inception. Prior to such time, Mr. Seymour was employed for 11 years with ADI as Manufacturing Engineer and Manufacturing Engineer Manager. Mr. Seymour served as a director of the Company from February 1992 to July 1993.

     JERRY D. NEAL, a founder of the Company, has been Vice President of Sales and Marketing of the Company since May 1991. Prior to such time, Mr. Neal was employed for 10 years with ADI as Marketing Engineer, Marketing Manager and Business Development Manager. Mr. Neal served as a director of the Company from February 1992 to July 1993.

     WILLIAM A. PRIDDY, JR. was Controller of the Company from December 1991 to December 1993, became Treasurer in December 1993 and was Vice President of Finance from December 1994 to July 1997. He became Chief Financial Officer and Vice President of Administration in July 1997. Prior to joining the Company, Mr. Priddy was employed for five years with ADI as Financial Analyst, Marketing Analyst and Marketing Services Manager.

     ARTHUR E. GEISSBERGER has been Vice President of Wafer Fabrication Operations of the Company since July 1996. From February 1991 to July 1996, Mr. Geissberger was employed with Alpha Industries, Inc., a manufacturer of microwave and millimeter-wave frequency components and subsystems based in Methuen, Massachusetts, as GaAs Wafer Fabrication Manager and Manager of Foundry Operations.

     ROBERT C. FLEMING became a director of the Company in November 1993. Mr. Fleming founded Prism Venture Partners I L.P., a venture capital firm based in Westwood, Massachusetts, in November 1995 and has been a general partner of that firm since that time. From July 1993 to April 1995, he was a general partner with Norwest Venture Capital, a venture capital firm based in Wellesley, Massachusetts. From 1989 to June 1993, he was a general partner of Orien Ventures II L.P., a venture capital firm affiliated with The Vista Group of Del Mar, California.

     DR. ALBERT E. PALADINO became a director of the Company in March 1992. He has served as the Chairman of Millitech Corporation since 1992. Dr. Paladino has also served on the Board of Directors of TranSwitch Corporation since its inception in 1988, and as a partner of Advanced Technology Ventures, a venture capital investment partnership, since 1981. Before joining Millitech, he held senior positions with Raytheon Company, GTE Laboratories, the National Institute of Standards and Technology and the Congressional Office of Technology Assessment.

     ERIK H. VAN DER KAAY became a director of the Company in July 1996. Mr. van der Kaay has been President and Chief Executive Officer of Datum Inc., a synchronization products company based in Irvine, California, since April 1998. He was employed in various capacities, most recently as Executive Vice President, with Allen Telecom Inc., a telecommunications company based in Beachwood, Ohio, from August 1992 to March 1998.

     WALTER H. WILKINSON, JR. became a director of the Company in March 1992. Mr. Wilkinson is a general partner of Kitty Hawk Capital, a venture capital firm based in Charlotte, North Carolina that he founded in 1980.

     TERRI D. ZINKIEWICZ became a director of the Company in February 1997. Ms. Zinkiewicz has been employed with TRW in various capacities during the past 17 years, most recently as Controller of the Space and Electronics Group.

     Pursuant to the Company's bylaws, the Board of Directors consists of seven to nine members, as determined by the Board from time to time. Directors are elected annually to serve for one-year terms and until their successors are duly elected and qualified. Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are elected and qualified. There are no family relationships among any of the directors or officers of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 18, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's current shareholders who is expected to sell shares in this offering and (iv) all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                            SHARES                                    SHARES
                                                      BENEFICIALLY OWNED                        BENEFICIALLY OWNED
                                                      PRIOR TO OFFERING                           AFTER OFFERING
                                                    ----------------------     NUMBER OF      ----------------------
NAME OF BENEFICIAL OWNER (1)                         NUMBER     PERCENTAGE   SHARES OFFERED    NUMBER     PERCENTAGE
----------------------------                        ---------   ----------   --------------   ---------   ----------
TRW Inc.(2).......................................  5,621,487      32.6%        250,000       5,371,487      28.3%
William J. Pratt(3)...............................    356,827       2.1              --         356,827       1.9
David A. Norbury(4)...............................    122,905         *              --         122,905         *
Walter H. Wilkinson, Jr.(5).......................     64,499         *              --          64,499         *
Dr. Albert E. Paladino(6).........................     55,000         *              --          55,000         *
Erik H. van der Kaay(7)...........................     22,669         *              --          22,669         *
Robert C. Fleming(8)..............................     10,300         *              --          10,300         *
Directors and executive officers
  as a group (11 persons)(9)......................    936,594       5.4              --         936,594       4.9

---------------

 *  Less than 1% of the Company's outstanding Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 18, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. Percentage of ownership is based on 17,222,755 shares of Common Stock outstanding on December 18, 1998. Unless otherwise indicated, the address of each of the individuals named above is: RF Micro Devices, Inc., 7625 Thorndike Road, Greensboro, North Carolina 27409.

(2) Terri D. Zinkiewicz, who is a director of the Company, is Controller of the Space and Electronics Group of TRW. Ms. Zinkiewicz does not hold any voting or investment power over such shares. TRW's address is 1900 Richmond Road, Cleveland, Ohio 44124.

(3) Includes 49,760 shares of Common Stock issuable upon the exercise of options granted under the Company's 1992 Stock Option Plan (the "Stock Option Plan").

(4) Includes 38,480 shares of Common Stock issuable upon the exercise of options granted under the Stock Option Plan.

(5) Includes 10,000 shares of Common Stock issuable upon the exercise of options granted under the Nonemployee Directors' Stock Option Plan (the "Directors' Plan").

(6) Includes 10,000 shares of Common Stock issuable upon the exercise of options granted under the Directors' Plan.

(7) Includes 10,000 shares of Common Stock issuable upon the exercise of options granted under the Directors' Plan.

(8) Includes 10,000 shares of Common Stock issuable upon the exercise of options granted under the Directors' Plan.

(9) Includes (i) 166,906 shares of Common Stock issuable upon the exercise of options granted under the Stock Option Plan and (ii) 40,000 shares of Common Stock issuable upon the exercise of options granted under the Directors' Plan.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated           , 1999 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC"), CIBC Oppenheimer Corp., Hambrecht & Quist LLC and NationsBanc Montgomery Securities LLC, are acting as representatives (the "Representatives"), have severally, but not jointly, agreed to purchase from the Company and TRW the following respective numbers of shares of Common Stock:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Credit Suisse First Boston Corporation......................
CIBC Oppenheimer Corp.......................................
Hambrecht & Quist LLC.......................................
NationsBanc Montgomery Securities LLC.......................
                                                                 ----------
          Total.............................................
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and TRW have granted to the Underwriters an option exercisable by CSFBC, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the offering price, less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent that the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and TRW have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $          per share, and the Underwriters and such dealers may allow a
discount of $          per share on sales to certain other dealers. After the
Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The following table summarizes the compensation to be paid to the Underwriters by the Company and TRW, and the expenses payable by the Company.

                                                                                       TOTAL
                                                                          -------------------------------
                                                                             WITHOUT            WITH
                                                              PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                              ---------   --------------   --------------
Underwriting Discounts and Commissions paid by the
  Company...................................................
Expenses payable by the Company.............................
Underwriting Discounts and Commissions paid by TRW..........

     The Company and certain of its directors, officers and shareholders (including TRW) have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any additional shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, without the prior written consent of CSFBC for a period of 90 days after the date of this Prospectus.

     The Company and TRW have each agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective Underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and TRW prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, TRW and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and TRW may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Washington, D.C.

                                    EXPERTS

     The Financial Statements of the Company at March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance on their report as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 to register the common stock offered by this Prospectus. You should note that this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules to the Registration Statement. We encourage you to read carefully the Registration Statement and its exhibits and schedules. Statements made in this Prospectus about any contract or other document are not necessarily complete and in each instance in which a copy of such contract is filed with, or incorporated by reference in, the Registration Statement as an exhibit, reference is made to such copy, and each such statement shall be deemed qualified in all respects by such reference. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. You may inspect and copy such material at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the Commission at prescribed rates by wiring to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. For further information on the public reference rooms, you may call the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public from the Commission's Website at www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company also may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                             RF MICRO DEVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Financial Statements
  Balance Sheets as of March 31, 1997 and 1998 (Audited) and
     September 30, 1998 (Unaudited).........................  F-3
  Statements of Operations for the years ended March 31,
     1996, 1997 and 1998 (Audited) and for the six months
     ended September 30, 1997 and 1998 (Unaudited)..........  F-4
  Statements of Redeemable Convertible Preferred Stock and
     Shareholders' Equity for the years ended March 31,
     1996, 1997 and 1998 (Audited) and for the six months
     ended September 30, 1997 and 1998 (Unaudited)..........  F-5
  Statements of Cash Flows for the years ended March 31,
     1996, 1997 and 1998 (Audited) and for the six months
     ended September 30, 1997 and 1998 (Unaudited)..........  F-6
  Notes to Financial Statements.............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
RF Micro Devices, Inc.

     We have audited the balance sheets of RF Micro Devices, Inc. as of March 31, 1997 and 1998 and the related statements of operations, redeemable convertible preferred stock and shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RF Micro Devices, Inc. at March 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Raleigh, North Carolina
April 24, 1998

                             RF MICRO DEVICES, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                   MARCH 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1998
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,330   $ 16,360     $ 16,844
  Accounts receivable, less allowance of $510, $489 and $348
    (Note 2)................................................     2,401      6,993       14,908
  Inventories (Note 3)......................................     9,216     24,869       26,900
  Other current assets......................................        17         81          244
                                                              --------   --------     --------
         Total current assets...............................    13,964     48,303       58,896
Property and equipment (Note 4):
  Land......................................................        --      1,934        1,934
  Machinery and equipment...................................     2,999     19,196       36,523
  Furniture, fixtures and improvements......................       692      1,232        1,550
  Computer equipment and software...........................       805      1,454        2,234
  Leasehold improvements....................................        --         --       13,610
                                                              --------   --------     --------
                                                                 4,496     23,816       55,851
  Less accumulated depreciation.............................    (1,041)    (1,966)      (2,876)
                                                              --------   --------     --------
                                                                 3,455     21,850       52,975
  Construction in progress..................................     1,233     14,917        3,840
  Deposits on equipment.....................................     1,538      4,541        1,139
                                                              --------   --------     --------
         Total property and equipment.......................     6,226     41,308       57,954
Cash restricted for capital additions.......................    12,358         --           --
Other assets................................................       515        551        1,179
Technology license (Note 14)................................     3,202      3,202        3,184
                                                              --------   --------     --------
         Total assets.......................................  $ 36,265   $ 93,364     $121,213
                                                              ========   ========     ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $  5,108   $ 10,273     $ 15,290
  Accrued liabilities.......................................       699        754        2,652
  Income taxes payable......................................        49         --          828
  Line of credit (Note 5)...................................       350         --           --
  Current maturities of long-term debt (Note 5).............       178         --           --
  Current obligations under capital leases (Note 4).........       267      3,050        4,645
  Deferred revenue..........................................        --         --          247
                                                              --------   --------     --------
         Total current liabilities..........................     6,651     14,077       23,662
Long-term debt, less current maturities (Note 5)............       117         --           --
Obligations under capital leases, less current maturities
  (Note 4)..................................................       411     12,524       16,700
Note and accrued interest payable to shareholder (Note 6)...    10,301         --           --
                                                              --------   --------     --------
                                                                17,480     26,601       40,362
Redeemable convertible preferred stock (Note 10)............    28,257         --           --
Shareholders' equity (deficiency):
  Preferred stock, no par value; 5,000,000 shares
    authorized; no shares issued and outstanding............        --         --           --
  Common stock, no par value; 50,000,000 shares authorized;
    3,286,010, 16,123,961 and 17,192,254 shares issued and
    outstanding, respectively...............................     2,960     80,224       90,255
  Additional paid-in-capital................................       550         --           --
  Deferred compensation.....................................      (269)      (225)        (195)
  Accumulated deficit.......................................   (12,713)   (13,236)      (9,209)
                                                              --------   --------     --------
         Total shareholders' equity (deficiency)............    (9,472)    66,763       80,851
                                                              --------   --------     --------
         Total liabilities and shareholders' equity.........  $ 36,265   $ 93,364     $121,213
                                                              ========   ========     ========

                            See accompanying notes.

                             RF MICRO DEVICES, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                                    YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                 ---------------------------   ------------------
                                                  1996      1997      1998      1997       1998
                                                 -------   -------   -------   -------    -------
                                                                                  (UNAUDITED)
Revenues:
  Product sales................................  $ 8,212   $27,852   $44,095   $18,617    $54,667
  Engineering revenue..........................    1,303       950     1,255       776        189
                                                 -------   -------   -------   -------    -------
Total revenue..................................    9,515    28,802    45,350    19,393     54,856
Costs and expenses:
  Cost of goods sold...........................    7,471    15,826    29,246     9,991     37,293
  Research and development.....................    4,245     6,178     8,761     4,168      6,000
  Marketing and selling........................    1,817     3,760     6,220     2,804      4,696
  General and administrative...................    1,226     1,391     2,528     1,057      1,991
                                                 -------   -------   -------   -------    -------
Total costs and expenses.......................   14,759    27,155    46,755    18,020     49,980
                                                 -------   -------   -------   -------    -------
Income (loss) from operations..................   (5,244)    1,647    (1,405)    1,373      4,876
Interest expense...............................      (81)     (399)     (184)     (139)      (324)
Interest income................................      137       513     1,066       801        296
                                                 -------   -------   -------   -------    -------
Income (loss) before income taxes..............   (5,188)    1,761      (523)    2,035      4,848
Income tax expense.............................       --      (109)       --       (45)      (821)
                                                 -------   -------   -------   -------    -------
Net income (loss)..............................  $(5,188)  $ 1,652   $  (523)  $ 1,990    $ 4,027
                                                 =======   =======   =======   =======    =======
Net earnings (loss) per share:
  Basic........................................  $ (8.87)  $  0.59   $ (0.04)  $  0.18    $  0.25
                                                 =======   =======   =======   =======    =======
  Diluted......................................  $ (8.87)  $  0.15   $ (0.04)  $  0.12    $  0.23
                                                 =======   =======   =======   =======    =======
Shares used in per share calculation:
  Basic........................................      585     2,778    13,509    11,151     16,222
                                                 =======   =======   =======   =======    =======
  Diluted......................................      585    11,215    13,509    15,942     17,200
                                                 =======   =======   =======   =======    =======

                            See accompanying notes.

                             RF MICRO DEVICES, INC.

            STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                              SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                       REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                                              --------------------------------------------------------
                                                              CLASS A-1   CLASS A-2    CLASS B     CLASS C
                                                              PREFERRED   PREFERRED   PREFERRED   PREFERRED
                                                                STOCK       STOCK       STOCK       STOCK      TOTAL
                                                              ---------   ---------   ---------   ---------   --------
Balance, March 31, 1995.....................................   $ 1,500     $ 1,750     $ 9,075    $     --    $ 12,325
  Issuance of Class C preferred stock.......................        --          --          --      11,000      11,000
  Net loss..................................................        --          --          --          --          --
                                                               -------     -------     -------    --------    --------
Balance, March 31, 1996.....................................     1,500       1,750       9,075      11,000      23,325
  Issuance of common stock..................................        --          --          --          --          --
  Issuance of warrant.......................................        --          --          --          --          --
  Issuance of Class C preferred stock.......................        --          --          --       4,932       4,932
  Deferred compensation related to grant of stock options...        --          --          --          --          --
  Amortization of deferred compensation.....................        --          --          --          --          --
  Net income................................................        --          --          --          --          --
                                                               -------     -------     -------    --------    --------
Balance, March 31, 1997.....................................     1,500       1,750       9,075      15,932      28,257
  Conversion of preferred stock.............................    (1,500)     (1,750)     (9,075)    (15,932)    (28,257)
  Conversion of note payable................................        --          --          --          --          --
  Initial public offering of common stock...................        --          --          --          --          --
  Exercise of stock options and warrants....................        --          --          --          --          --
  Issuance of common stock..................................        --          --          --          --          --
  Amortization of deferred compensation.....................        --          --          --          --          --
  Net loss..................................................        --          --          --          --          --
                                                               -------     -------     -------    --------    --------
Balance, March 31, 1998.....................................        --          --          --          --          --
  Exercise of stock options and warrants....................        --          --          --          --          --
  Amortization of deferred compensation.....................        --          --          --          --          --
  Net income................................................        --          --          --          --          --
                                                               -------     -------     -------    --------    --------
Balance, September 30, 1998 (Unaudited).....................   $    --     $    --     $    --    $     --    $     --
                                                               =======     =======     =======    ========    ========

                                                                           SHAREHOLDERS' EQUITY
                                                      --------------------------------------------------------------
                                                                  ADDITIONAL
                                                       COMMON      PAID-IN       DEFERRED     ACCUMULATED
                                                        STOCK      CAPITAL     COMPENSATION     DEFICIT      TOTAL
                                                      ---------   ----------   ------------   -----------   --------
Balance, March 31, 1995.............................   $     8      $  --         $  --        $ (9,177)    $ (9,169)
  Issuance of Class C preferred stock...............        --         --            --              --           --
  Net loss..........................................        --         --            --          (5,188)      (5,188)
                                                       -------      -----         -----        --------     --------
Balance, March 31, 1996.............................         8         --            --         (14,365)     (14,357)
  Issuance of common stock..........................     2,952         --            --              --        2,952
  Issuance of warrant...............................        --        250            --              --          250
  Issuance of Class C preferred stock...............        --         --            --              --           --
  Deferred compensation related to grant of stock
    options.........................................        --        300          (300)             --           --
  Amortization of deferred compensation.............        --         --            31              --           31
  Net income........................................        --         --            --           1,652        1,652
                                                       -------      -----         -----        --------     --------
Balance, March 31, 1997.............................     2,960        550          (269)        (12,713)      (9,472)
  Conversion of preferred stock.....................    28,257         --            --              --       28,257
  Conversion of note payable........................    10,401         --            --              --       10,401
  Initial public offering of common stock...........    38,172       (550)           --              --       37,622
  Exercise of stock options and warrants............       286         --            --              --          286
  Issuance of common stock..........................       148         --            --              --          148
  Amortization of deferred compensation.............        --         --            44              --           44
  Net loss..........................................        --         --            --            (523)        (523)
                                                       -------      -----         -----        --------     --------
Balance, March 31, 1998.............................    80,224         --          (225)        (13,236)      66,763
  Exercise of stock options and warrants............    10,031         --            --              --       10,031
  Amortization of deferred compensation.............        --         --            30              --           30
  Net income........................................        --         --            --           4,027        4,027
                                                       -------      -----         -----        --------     --------
Balance, September 30, 1998 (Unaudited).............   $90,255      $  --         $(195)       $ (9,209)    $ 80,851
                                                       =======      =====         =====        ========     ========

                            See accompanying notes.

                             RF MICRO DEVICES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    SIX MONTHS ENDED
                                                YEAR ENDED MARCH 31,                 SEPTEMBER 30,
                                            -----------------------------   --------------------------------
                                              1996       1997      1998         1997              1998
                                            --------   --------   -------   -------------   ----------------
                                                                                      (UNAUDITED)
Operating activities:
Net income (loss).........................  $ (5,188)  $  1,652   $  (523)    $  1,990          $ 4,027
Adjustments to reconcile net income (loss)
  to net cash used in operating
  activities:
    Depreciation..........................       245        502       935          391            1,041
    Accrued interest converted to
       preferred stock....................        31         --        --           --               --
    Gain on disposal of equipment.........        --         --       (11)          --               --
    Amortization of deferred
       compensation.......................        --         31        44           --               30
    Changes in operating assets and
       liabilities:
       Accounts receivable................    (1,947)      (102)   (4,592)      (3,236)          (7,915)
       Inventories........................    (1,781)    (6,202)  (15,653)     (10,160)          (2,031)
       Other assets.......................      (125)      (400)     (100)        (698)            (791)
       Accounts payable...................     2,525      1,832     5,165        1,251            6,914
       Accrued liabilities................        48        698       155          136               --
       Deferred Revenue...................        --         --        --           --              247
       Income tax payable.................        --         49       (49)         (42)             828
                                            --------   --------   -------     --------          -------
Net cash used in operating activities.....    (6,192)    (1,940)  (14,629)     (10,368)           2,350
Investing activities:
Purchases of property and equipment.......      (686)    (4,793)  (20,020)     (14,447)          (9,004)
Proceeds from sale of equipment...........        --         --       126           --               --
                                            --------   --------   -------     --------          -------
Net cash used in investing activities.....      (686)    (4,793)  (19,894)     (14,447)          (9,004)
Financing activities:
Net proceeds from Initial Public
  Offering................................        --         --    37,622       37,622               --
Proceeds from issuance of common stock....        --         --       148          530               31
Proceeds from exercise of stock options
  and warrants............................        --         --       286           --           10,000
Proceeds from bridge financing............     1,500         --        --           --               --
Repayment of capital lease obligations....      (109)      (286)   (1,215)        (133)          (2,893)
Proceeds from issuance of redeemable
  preferred stock.........................     9,469      4,932        --           --               --
(Decrease) increase in line of credit.....       350         --      (350)        (350)              --
Proceeds from note payable to
  shareholder.............................        --     10,000        --           --               --
Proceeds from long-term debt..............       128        273        --           --               --
Decrease (increase) in cash restricted for
  capital additions.......................        --    (12,358)   12,357       12,228               --
Repayments of long-term debt..............       (45)      (136)     (295)        (295)              --
                                            --------   --------   -------     --------          -------
Net cash provided by financing
  activities..............................    11,293      2,425    48,553       49,602            7,138
                                            --------   --------   -------     --------          -------
Net increase (decrease) in cash...........     4,415     (4,308)   14,030       24,787              484
Cash and cash equivalents at beginning of
  period..................................     2,223      6,638     2,330        2,330           16,360
                                            --------   --------   -------     --------          -------
Cash and cash equivalents at end of
  period..................................  $  6,638   $  2,330   $16,360     $ 27,117          $16,844
                                            ========   ========   =======     ========          =======
Supplemental disclosure of cash flow
  information:
Cash paid during the period for
  interest................................  $     81   $    134   $   441     $    139          $ 1,236
                                            ========   ========   =======     ========          =======
Cash paid during the period for income
  taxes...................................  $     --   $     60   $    61     $     --          $    --
                                            ========   ========   =======     ========          =======
Noncash investing and financing
  activities:
Capital lease obligations incurred for new
  equipment...............................  $    139   $    826   $14,064     $    905          $ 7,518
                                            ========   ========   =======     ========          =======
Conversion of bridge financing notes
  payable to preferred stock..............  $  1,500   $     --   $    --     $     --          $    --
                                            ========   ========   =======     ========          =======

                            See accompanying notes.

                             RF MICRO DEVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1998

1. COMPANY INFORMATION

     The Company designs, develops, manufactures and markets proprietary radio frequency integrated circuits ("RFICs") for wireless applications. These applications include cellular and PCS handsets and basestations, cordless telephones, wireless local loop handsets, wireless interactive toys, wireless security systems, wireless data networks, pagers and remote meter reading systems.

     The Company addresses the various wireless markets by a product delivery strategy called Optimum Technology Matching(R). This product delivery strategy utilizes three distinct semiconductor process technologies including gallium arsenide heterojunction bipolar transistor ("GaAs HBT"), silicon bipolar transistor, and gallium arsenide metal semiconductor field effect transistor. In June 1996, the Company and TRW Inc. ("TRW") entered into a license arrangement whereby the Company was granted a worldwide, perpetual, royalty free license for commercial wireless applications operating at frequencies less than 10 GHz.

     The Company and a third party developer have completed construction of a high volume GaAs HBT manufacturing facility to address the various markets for this technology. Currently, the Company projects commercial production from this facility will begin in the summer of 1998. Until then, the Company will purchase all of its GaAs HBT parts exclusively from TRW.

     In June 1997, the Company completed an initial public offering of no par value common stock (the "Offering"). The Offering consisted of 3,455,550 shares offered by the Company and 37,000 shares offered by selling shareholders. The Offering price was $12 per common share resulting in net offering proceeds of approximately $37,600,000. Simultaneously with the Offering, the redeemable convertible preferred stock and the $10 million subordinated convertible note payable to a shareholder of the Company were automatically converted into 7,954,320 and 1,111,111 shares of common stock, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED SEPTEMBER 30, 1997 AND 1998 INTERIM FINANCIAL INFORMATION

     The statements of operations and cash flows for the six-month periods ended September 30, 1997 and 1998 and the balance sheet as of September 30, 1998 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows. All information related to the six-month periods ended September 30, 1997 and 1998 is unaudited.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of demand deposit accounts, money market funds and temporary, highly liquid investments with original maturities of three months or less when purchased.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 15 years.

     The Company is capitalizing the costs of bringing its wafer fabrication facility to an operational state. The capitalized costs are included in construction in progress in the accompanying balance sheet. Once the facility is completed, has been certified by TRW and begins operation these costs will be amortized over a 15-year period. Equipment used in the wafer fabrication facility will be depreciated over a 6-year life once the facility commences operations.

                             RF MICRO DEVICES, INC.

INVENTORIES

     Inventories are stated at the lower of cost or market determined using the average cost method. The Company's business is subject to the risk of technological and design changes. The Company provides for potentially obsolete or slow moving inventory based on management's analysis of inventory levels and future sales forecasts at the end of each accounting period.

ACCOUNTING PERIODS

     The Company uses a 52 or 53 week fiscal year ending on the Saturday closest to March 31 of each year. The years ended March 28, 1996, March 29, 1997 and March 30, 1998 were 52 week years. The Company's other fiscal quarters end on the Saturday closest to June 30, September 30 and December 31 of each year. For purposes of financial statement presentation, each fiscal year is described as having ended on March 31 and each of the first three quarters of each fiscal year is described as having ended on June 30, September 30 and December 31.

REVENUE RECOGNITION

     Revenue from product sales is recognized when products are shipped. The Company also enters into engineering agreements with certain customers relating to the development of customer specific applications. Revenue is recognized for engineering contracts when contract milestones are met.

     The Company's products generally carry a one or two-year warranty against defects depending on the specific type of product. The Company provides for estimated warranty costs in the period the related sales are made.

RISKS AND UNCERTAINTIES

     Pursuant to the strategic alliance with TRW (Note 14), TRW has granted to the Company certain licenses to produce certain GaAs HBT products. The Company is constructing a water fabrication facility and has begun testing the manufacturing of its own GaAs HBT products covered by such licenses. These licenses may be terminated by TRW if the fabrication facility is not operational by December 31, 1998, and made non-exclusive by TRW if the Company does not meet certain revenue goals. A decision by TRW to terminate the License Agreement, or to make the licenses non-exclusive would have a material adverse effect on the Company's operations. Currently, the Company expects to fulfill the requirements of the license agreement.

     Until the Company is able to internally produce GaAs HBT products it will continue to purchase all such products from TRW. Sales of GaAs HBT products represented 58%, 85% and 81% of the Company's total revenue in the years ended March 31, 1996, 1997 and 1998, respectively. Failure by TRW to continue to supply adequate quantities of product to the Company would have a material adverse effect on the Company.

     The demand for certain of the Company's products has exceeded supply capacity and consequently, in certain instances, the Company has been unable to meet requested delivery times and quantity requirements. Continuation of capacity limitations may cause existing or potential customers to develop other sources of supply.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company makes estimates for the allowance for doubtful accounts, inventory reserves and warranty reserves. Actual results could differ materially from those estimates.

                             RF MICRO DEVICES, INC.

SALES AND ACCOUNTS RECEIVABLE

     The Company operates in a single industry and is engaged in the design, manufacture and sale of integrated circuits. Revenues from significant customers, those representing 10% or more of total sales for the respective periods, are summarized as follows:

                                                 YEAR ENDED MARCH 31,
                                                 --------------------     SIX MONTHS ENDED
                                                 1996    1997    1998    SEPTEMBER 30, 1998
                                                 ----    ----    ----    ------------------
                                                                            (UNAUDITED)
Customer 1.....................................   --      --      42%            75%
Customer 2.....................................   --      --      13              6
Customer 3.....................................   12%     --      --              3
Customer 4.....................................   --      23%     --             --
Customer 5.....................................   31      32      --             --

     Additionally, 23%, 67% and 84% of the Company's accounts receivable were due from these significant customers at March 31, 1997 and 1998 and September 30, 1998, respectively.

     Sales to customers by geographic region are summarized as follows:

                                                 YEAR ENDED MARCH 31,
                                                 --------------------     SIX MONTHS ENDED
                                                 1996    1997    1998    SEPTEMBER 30, 1998
                                                 ----    ----    ----    ------------------
                                                                            (UNAUDITED)
USA............................................   76%     58%     50%            40%
Asia...........................................   12      33      24             29
Canada.........................................   10       2       3              2
Europe.........................................    2       7      23             29

     The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable which are unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.

RESEARCH AND DEVELOPMENT

     The Company charges all research and development costs to expense as incurred.

NET INCOME (LOSS) PER COMMON SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities, and only reflects actual common shares outstanding. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS 128 requirements.

     In addition, in February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98"), which revised the guidance for earnings per share calculations in an IPO. As a result of SAB 98, the Company restated its 1997 earnings per share of $0.14 as presented in its S-1 registration statement, by excluding the effect of cheap stock, which was included in the calculation of weighted shares outstanding for the period prior to the public offering.

                             RF MICRO DEVICES, INC.

INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the liability method is used in accounting for income taxes and deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION

     The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation expense is recognized for stock options issued to employees at fair value. For stock options granted at exercise prices below the deemed fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares and the deemed fair market value. The deferred compensation expense is amortized ratably over the vesting period of the related options.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), provides an alternative to APB No. 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock based compensation arrangements under APB No. 25 are required by SFAS 123 to disclose the pro forma effect on net income (loss) and income (loss) per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company has continued to account for stock based compensation using the provisions of APB 25 and presents the pro forma disclosure requirements of SFAS 123 (see Note 12).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130") which is effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. The Company adopted SFAS 130 in the first quarter of fiscal year 1999 and application of the new rules is not expected to have a material impact on the Company's financial statements.

     In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which is effective for fiscal years beginning after December 15, 1997. SFAS 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial statements to shareholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Application of the new rules is not expected to have a significant impact on the Company's financial statements.

                             RF MICRO DEVICES, INC.

3. INVENTORIES

     The components of inventories are as follows (in thousands):

                                                  MARCH 31,
                                             --------------------
                                              1997         1998        SEPTEMBER 30, 1998
                                             -------      -------      ------------------
                                                                          (UNAUDITED)
Raw materials..............................  $ 2,937      $ 6,356           $ 6,001
Work in process............................    2,830        7,190            11,734
Finished goods.............................    4,296       14,036            10,971
                                             -------      -------           -------
                                              10,063       27,582            28,706
Inventory allowances.......................     (847)      (2,713)           (1,806)
                                             -------      -------           -------
          Total inventories................  $ 9,216      $24,869           $26,900
                                             =======      =======           =======

4. LEASES

     The Company leases certain equipment under capital and operating leases. The table below depicts leased equipment balances included in property and equipment (in thousands):

                                                   MARCH 31,
                                               ------------------
                                                1997        1998       SEPTEMBER 30, 1998
                                               ------      ------      ------------------
                                                                          (UNAUDITED)
Machinery and equipment......................  $  763      $1,170           $25,281
Accumulated amortization.....................    (375)       (249)             (400)
                                               ------      ------           -------
                                               $  388      $  921           $24,881
                                               ======      ======           =======

     The lease information shown above at March 31, 1997 and 1998 is for assets not associated with the new wafer fabrication facility. The lease information at September 30, 1998 includes assets associated with the new wafer fabrication facility which were placed in service as of that date. Amortization of equipment leases for the wafer fabrication facility will commence once the facility becomes operational.

     Capital lease amortization totaling approximately $77,000, $159,000, $163,000 and $151,000 is included in depreciation expense for the years ended March 31, 1996, 1997 and 1998 and for the six months ended September 30, 1998, respectively.

     Minimum future lease payments under noncancelable capital and operating leases as of March 31, 1998 are (in thousands):

                                                              CAPITAL      OPERATING
                                                              -------      ---------
1999........................................................  $ 4,513       $ 3,046
2000........................................................    4,364         2,608
2001........................................................    4,159         1,899
2002........................................................    4,064         1,441
2003........................................................    2,353         1,439
Thereafter..................................................       --        10,801
                                                              -------       -------
          Total minimum payments............................   19,453       $21,234
                                                                            =======
Less interest...............................................   (3,879)
                                                              -------
Present value of net minimum payments.......................   15,574
Less current portion........................................   (3,050)
                                                              -------
          Long-term portion.................................  $12,524
                                                              =======

                             RF MICRO DEVICES, INC.

     Minimum future lease payments under noncancelable capital and operating leases as of September 30, 1998 are $25.8 million and $19.8 million, respectively.

     Rent expense under operating leases, including building and equipment was approximately $225,000, $660,000, $2,233,000 and $1,117,000 for the years ended
March 31, 1996, 1997 and 1998 and for the six months ended September 30, 1998, respectively.

FACILITY CONSTRUCTION AND EQUIPMENT

     The Company is committed to leasing from a third party real estate developer a wafer fabrication facility which is under construction adjacent to its existing facility. The first of the two phases was completed at March 31, 1998, and the facility began production shipments in September 1998. The second phase is budgeted at approximately $30 million as of March 31, 1998. The Company's lease arrangement with the developer is based on total estimated cost to construct the facility. The term of this operating lease is 15 years with the option to renew for two separate 10 year periods. Lease payments for the facility and the related equipment began in September 1997 and January 1998, respectively. Total future minimum lease payments of approximately $18.0 million related to the facility operating lease and approximately $18.9 million related to the equipment capital leases, based on costs incurred to date, are included in the above table. Additionally, approximately $314,600 of interest expense related to facility equipment under capital leases was capitalized in the year ended March 31, 1998. The developer is providing partial construction financing for the facility. For the remainder of the estimated construction costs, the Company is obligated to put up cash deposits with the developer to fund the construction.

     In 1997, in connection with a financing commitment related to the construction of the facility, the Company issued a warrant to purchase 41,322 shares of its common stock at an exercise price of $9.00 per share to an equipment financing company.

     The Company has available lease financing commitments with several finance companies totaling approximately $7.7 million and $20.0 million at March 31, 1998 and September 30, 1998, respectively.

5. LINE OF CREDIT AND LONG-TERM DEBT

     The Company maintains a $10 million revolving working capital line of credit. The outstanding balance is limited to an amount equal to 80% of eligible accounts receivable. The line commitment expires on December 18, 1998. At March 31, 1998, there was no outstanding balance on the line of credit. At March 31, 1997 the outstanding balance was $350,000. This line bears interest at the prime rate and is collateralized by substantially all of the Company's assets. The agreement contains provisions to allow the Company to utilize the line for letters of credit and foreign exchange contracts, none of which are outstanding for any of the periods presented (see Note 15).

     The Company also maintains a $5 million equipment line of credit. Borrowings on this line are converted to term loans, repayable in 48 equal monthly installments at the time the draw is made. At March 31, 1997, 1998 the outstanding balance on the equipment line notes was approximately $295,000 and $0, respectively. These borrowings bear interest at the prime rate plus 0.25% and are collateralized by substantially all of the Company's assets. The loan agreements contain restrictions which, among other things, require maintenance of certain financial ratios, liquidity and net worth and prohibit the payment of dividends (see Note 15).

6. NOTE PAYABLE TO SHAREHOLDER

     The $10,000,000 subordinated convertible note payable to shareholder bearing interest at 6% converted into 1,111,111 shares of common stock at a conversion rate of $9.00 per share upon completion of the Company's initial public offering in June 1997. Accrued interest on this note of $400,822 was forgiven by the holder and was included in the conversion upon the completion of this offering.

                             RF MICRO DEVICES, INC.

7. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                         MARCH 31,
                                                     ------------------    SEPTEMBER 30,
                                                      1997       1998          1998
                                                     -------    -------    -------------
                                                                            (UNAUDITED)
Deferred tax liabilities:
  Accumulated depreciation.........................  $   110    $   387       $   456
Deferred tax assets:
  Net operating loss carryforwards.................    1,274      1,672           796
  Research and experimental credit carryforwards...      741      1,044         1,500
  Research and development costs...................    2,629      1,762         1,347
  Allowance for bad debts..........................      200         93           171
  Software costs...................................      109         99            99
  Warranty reserve.................................       53         86            86
  Inventory valuation..............................      331      1,109           632
  Alternative minimum tax credit carryforwards.....      109        109           109
  Other............................................       73        224           200
                                                     -------    -------       -------
Total deferred tax assets..........................    5,519      6,198         4,940
  Deferred tax asset valuation allowance...........   (5,409)    (5,811)       (4,484)
                                                     -------    -------       -------
Net deferred tax assets............................      110        387           456
                                                     -------    -------       -------
          Net deferred taxes.......................  $    --    $    --       $    --
                                                     =======    =======       =======

     A reconciliation of the provision for income taxes, which consists only of federal alternative minimum tax in 1997, to income tax expense computed by applying the statutory federal income tax rate to pre-tax earnings (loss) at March 31, 1997, 1998 and September 30, 1998 is as follows (in thousands):

                                                 MARCH 31,
                                 -----------------------------------------
                                        1997                  1998           SEPTEMBER 30, 1998
                                 -------------------   -------------------   -------------------
                                 AMOUNT   PERCENTAGE   AMOUNT   PERCENTAGE   AMOUNT   PERCENTAGE
                                 ------   ----------   ------   ----------   ------   ----------
                                                                                 (UNAUDITED)
Income tax expense at statutory
  federal rate.................  $ (614)      34%      $(177)       34%      $1,697       35%
Increase (decrease)resulting
  from:
  Utilization of net loss
     carryforwards.............    (614)     (34)        177        34         (876)     (18)
  Alternative minimum tax......     109        6          --        --           --       --
                                 ------      ---       -----       ---       ------      ---
                                 $  109        6%      $  --        --%      $  821       17%
                                 ======      ===       =====       ===       ======      ===

     At March 31, 1998 and September 30, 1998, the Company had federal net operating loss carryforwards of approximately $4,275,000 and $2,040,000, respectively, and research and experimental credit carryforwards of approximately $1,044,000 and $1,500,000, respectively, for income tax purposes. The tax benefits of these items are reflected in the accompanying table of deferred tax assets and liabilities. If not used, these carryforwards begin to expire in 2010. State net operating loss carryforwards begin to expire in the year 2000. U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation could reduce the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

                             RF MICRO DEVICES, INC.

8. NET INCOME (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

                                                                                 SIX MONTHS ENDED
                                                      YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1996      1997      1998      1997      1998
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Numerator for basic and diluted net income (loss)
  per share:
     Net income (loss)...........................  $(5,188)  $ 1,652   $  (523)  $ 1,990   $ 4,027
Denominator:
  Denominator for basic net income (loss) per
     share -- weighted average shares............      585     2,778    13,509    11,151    16,222
  Effect of dilutive securities:
     Convertible preferred stock.................       --     7,802        --     3,940        --
     Employee stock options......................       --       635        --       851       978
                                                   -------   -------   -------   -------   -------
Denominator for diluted net income (loss) per
  share adjusted weighted average shares and
  assumed conversions............................      585    11,215    13,509    15,942    17,200
Basic net income (loss) per share................  $ (8.87)  $  0.59   $ (0.04)  $  0.18   $  0.25
Diluted net income (loss) per share..............  $ (8.87)  $  0.15   $ (0.04)  $  0.12   $  0.23

9. 401(k) PLAN

     Each employee is eligible to participate in the Company's fully qualified 401(k) plan after three months of service. An employee may invest a maximum of 15% of pretax earnings in the plan. Employer contributions to the plan are made at the discretion of the Company and its Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of five continuous years of service. The Company contributed $97,602 during the year ended March 31, 1998. No contributions to the plan were made during 1996 or 1997.

10. REDEEMABLE CONVERTIBLE VOTING PREFERRED STOCK

     The Company's 975,000 shares of no par Class A-1 redeemable convertible preferred stock, 1,034,091 shares of no par Class A-2 redeemable convertible preferred stock, 3,300,000 shares of no par Class B redeemable convertible preferred stock, and 2,645,229 shares of no par Class C redeemable convertible preferred stock automatically converted into 7,954,320 shares of common stock on a one-for-one basis upon completion of the Company's initial public offering in June 1997.

11. EMPLOYEE STOCK PURCHASE PLAN

     The Company has adopted the Employee Stock Purchase Plan (ESPP), which qualifies as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan, may participate in the ESPP. An aggregate of 500,000 shares of common stock have been reserved for offering under the ESPP and are available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration.

                             RF MICRO DEVICES, INC.

12. STOCK OPTIONS

1992 STOCK OPTION PLAN

     The Company's 1992 Stock Option Plan (the "1992 Option Plan") was adopted by the shareholders of the Company in February 1992. The 1992 Option Plan provides for the granting of options to purchase common stock to key employees, non-employee directors and advisors and consultants in the service of the Company. The 1992 Option plan permits the granting of both incentive stock options and nonqualified stock options. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 1992 Option Plan may not exceed 1,426,000 shares, subject to adjustment upon occurrence of certain events affecting the Company's capitalization.

1997 KEY EMPLOYEES' STOCK OPTION PLAN

     The Company adopted the 1997 Key Employees' Stock Option Plan (the "1997 Option Plan"), which provides for the grant of options to purchase common stock to key employees and independent contractors in the service of the Company. The 1997 Option Plan permits the granting of both incentive options and nonqualified options. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 1997 Option Plan may not exceed 1,300,000 shares, subject to adjustment in the event of certain events affecting the Company's capitalization.

DIRECTORS' OPTION PLAN

     During 1997, the Company adopted the Directors' Option Plan. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 200,000 shares of common stock have been reserved for issuance under this plan, subject to adjustment for certain events affecting the Company's capitalization. During the year ended March 31, 1998, the Company issued 40,000 options to eligible participants under the plan.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. The Company has recorded deferred compensation expense of $300,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1997.

     Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, and has been determined as if the Company accounted for its employee stock options under the fair value method of SFAS
123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended March 31, 1997 and 1998 and the six months ended September 30, 1998, respectively: risk-free interest rates of 6%, 5.66% and 5.66%, no expected dividends, volatility factors of .70, .877 and .877 and a weighted average expected life of the options of five years.

                             RF MICRO DEVICES, INC.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share information):

                                                 YEARS ENDED MARCH 31,
                                               -------------------------    SIX MONTHS ENDED
                                                1996      1997     1998    SEPTEMBER 30, 1998
                                               -------   ------   ------   ------------------
                                                                              (UNAUDITED)
Net income (loss)............................  $(5,188)  $1,652   $ (523)        $4,027
Pro forma net income (loss)..................   (5,193)   1,608     (876)         3,656
Pro forma basic net income (loss) per
  share......................................    (8.88)    0.58    (0.06)          0.23
Pro forma diluted net income (loss) per
  share......................................    (8.88)    0.14    (0.06)          0.21

     A summary of the Company's stock option plan activity follows:

                                           NUMBER OF SHARES                  OPTION PRICES
                                      ---------------------------   --------------------------------
                                      AVAILABLE FOR     OPTIONS          PER SHARE
                                          GRANT       OUTSTANDING          RANGE            TOTAL
                                      -------------   -----------   --------------------  ----------
March 31, 1995......................      311,084        341,416    $ 0.15  -    $.275    $   60,383
  Reserved..........................           --             --                 --               --
  Granted...........................     (255,040)       255,040     0.275  -    0.91        160,675
  Exercised.........................           --             --                 --               --
  Canceled..........................        2,250         (2,250)     0.15  -    .275           (525)
  Expired...........................           --             --                 --               --
                                        ---------      ---------    --------------------  ----------
March 31, 1996......................       58,294        594,206    $ 0.15  -    $.91        220,533
  Reserved..........................      773,500             --                 --               --
  Granted...........................     (463,060)       463,060      0.91  -    9.00      1,944,852
  Exercised.........................           --        (18,080)     0.15  -    0.275        (2,839)
  Canceled..........................        7,850         (7,850)     0.15  -    0.91         (2,370)
  Expired...........................           --             --                 --               --
                                        ---------      ---------    --------------------  ----------
March 31, 1997......................      376,584      1,031,336    $ 0.15  -    $9.00     2,160,176
  Reserved..........................    1,300,000             --                 --               --
  Granted...........................     (293,575)       293,575     10.31  -    23.13     3,789,262
  Exercised.........................           --       (238,052)     0.15  -    6.05        (66,491)
  Canceled..........................       14,720        (14,720)     0.15  -    18.88      (145,101)
  Expired...........................           --             --                 --               --
                                        ---------      ---------    --------------------  ----------
March 31, 1998......................    1,397,729      1,072,139    $ 0.15  -    $23.13   $5,734,846
  Reserved..........................           --             --        --       --               --
  Granted...........................     (212,875)       212,875     11.13  -    20.31     3,017,837
  Exercised.........................           --        (48,967)     0.15  -    12.00       (28,538)
  Canceled..........................       12,400        (12,400)     0.15  -    18.75       (59,428)
  Expired...........................           --             --        --       --               --
                                        ---------      ---------    --------------------  ----------
September 30, 1998 (Unaudited)......    1,197,254      1,223,647    $ 0.15  -    $23.13   $8,664,717
                                        =========      =========    ====================  ==========

     Exercise prices for options outstanding as of March 31, 1998 and September 30, 1998, ranged from $0.15 to $23.13. The weighted average remaining contractual life of outstanding options is 8.24 years at March 31, 1998. The weighted average exercise price of outstanding options at March 31, 1998 is $5.52. At March 31, 1998 and September 30, 1998, options to purchase 252,689 and 277,764 shares of common stock were exercisable, respectively.

                             RF MICRO DEVICES, INC.

     The following table summarizes in more detail information regarding the Company's stock options outstanding at March 31, 1998:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                  OPTIONS         REMAINING          OPTIONS
EXERCISE PRICE                                  OUTSTANDING    CONTRACTUAL LIFE    EXERCISABLE
--------------                                  -----------    ----------------    -----------
$ 0.15........................................      82,601        4.97 years          70,222
  0.275.......................................     136,347        6.95 years          59,534
  0.91........................................     171,981        7.83 years          54,881
  1.20........................................     151,400        8.45 years          18,700
  6.50........................................     220,800        8.69 years          44,000
  9.00........................................      26,760        8.87 years           5,352
 10.31 - 12.00................................     172,750        9.56 years              --
 12.56 - 15.94................................      60,000        9.79 years              --
 16.00 - 18.88................................      36,000        9.41 years              --
 19.50 - 23.13................................      13,500        9.32 years              --
                                                 ---------                           -------
March 31, 1998................................   1,072,139                           252,689
                                                 =========                           =======

     Subsequent to March 31, 1998, 212,875 options were granted, 48,967 options were exercised and 12,400 options were cancelled.

13. COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     At March 31, 1998 and September 30, 1998, the Company had reserved a total of 4,200,541 and 3,151,574, respectively, of its authorized 50,000,000 shares of common stock for future issuance as follows:

                                                         MARCH 31, 1998   SEPTEMBER 30, 1998
                                                         --------------   ------------------
                                                                             (UNAUDITED)
Outstanding stock options..............................    1,072,139          1,223,647
Possible future issuance under stock option plans......    1,397,729          1,197,254
Outstanding warrants issued to shareholders............    1,041,322             41,322
Non-employee directors' option plan....................      160,000            160,000
Employee stock purchase plan...........................      488,028            488,028
Possible future issuance related to lease agreements...       41,323             41,323
                                                           ---------          ---------
          Total shares reserved........................    4,200,541          3,151,574
                                                           =========          =========

14. RELATED PARTY TRANSACTIONS

     In connection with the bridge financing in 1996 which was subsequently converted to preferred stock, the Company issued to a shareholder warrants that entitle the holder to purchase 66,946 shares of common stock at exercise prices ranging from $2.75 to $6.05 per share. These warrants were exercised in March 1998.

     On June 6, 1996, the Company entered into a strategic alliance with TRW. Pursuant to this alliance, the Company sold 826,445 shares of its Class C preferred stock to TRW for net cash proceeds of $4,931,703.

     Additionally, TRW granted to the Company a worldwide right and license to make, have made, use and sell the products manufactured in the new wafer fabrication facility currently under construction. This right and license will become exclusive and perpetual upon completion of the condition discussed below. In consideration of the license, the Company issued to TRW 2,683,930 shares of restricted common stock valued at $2,952,323. The common stock is restricted in that it is non-voting and non-transferable. These restrictions will lapse when the Company successfully utilizes the TRW technology in its manufacturing process in the

                             RF MICRO DEVICES, INC.

fabrication facility. If by December 31, 1998, the wafer foundry is not operational, as defined in the agreement, TRW has the right to revoke the license and the Company correspondingly has the right to redeem as much as one-half of the TRW shares, for a nominal amount. At the option of TRW, the license will become non-exclusive if the Company fails to meet the following revenue goals, as measured in accordance with generally accepted accounting principles, following the date on which the Company's wafer fabrication facility becomes operational: during the first year, $30 million; during the second year, $65 million; and during the third year, $125 million (see Note 15).

     In connection with the licensing agreement, the Company issued a warrant to TRW to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $10.00 per share. The exercise price is subject to adjustment in the event of certain changes, as defined by the agreement, affecting the Company's capitalization. The TRW warrant first becomes exercisable on the date that the Company's wafer facility becomes operational and thereafter must be exercised before the first to occur or (i) the second anniversary of such date and (ii) 90 days after the Company has provided notice to TRW that the current market price of the Company's common stock is, and has been for at least 20 consecutive days, greater than $12.00 per share. If the Company's wafer facility does not become operational by December 31, 1998, the warrant will terminate in full. A value of $250,000 has been recorded for this warrant (see Note 15).

     The restricted common stock and the related warrant have an aggregate value of $3,202,323 which represents the cost of the Company's right to use the technology and, accordingly, a related intangible asset has been recorded on the Company's balance sheet. Amortization of this intangible asset will commence when the wafer fabrication facility becomes operational and will be provided using the straight-line method over a 15-year estimated useful life. Should the technology license be revoked or made nonexclusive under the circumstances described above, a resulting charge to income would be recorded to recognize impairment, if any, of its value.

     The Company has agreed to purchase from TRW, through the year 2000, certain minimum quantities of wafers and wafer starting material used in its production of RFIC's. The estimated minimum annual purchases are $35.0 million, $23.9 million, and $14.9 million in calendar years 1998, 1999 and 2000 respectively.

15. SUPPLEMENTARY UNAUDITED INFORMATION

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which is effective for financial statements for fiscal years beginning after December 15, 1998. SOP 98-5 broadly defines start-up activities and requires that start-up costs capitalized prior to adoption of SOP 98-5 be written off as a cumulative effect of an accounting change and that any future start-up costs be expensed as incurred. The Company is required to adopt SOP 98-5 on or before April 1, 1999, and application is not expected to have a significant impact on the Company's financial results of operations.

     In June 1998, the Company's wafer fabrication facility became operational and accordingly, the restrictions on the common stock issued to TRW lapsed 30 days later. Additionally, TRW's right to revoke the license as described in Note 14 terminated since the wafer foundry became operational prior to December 31, 1998.

     Upon the wafer fabrication facility becoming operational, the TRW warrant described in Note 14 became exercisable and in September 1998, TRW exercised the warrant and purchased 1,000,000 shares of the Company's common stock for $10.00 per share, resulting in proceeds to the Company of $10.0 million.

     On July 14, 1998 the Company's credit agreements were amended and currently provide for a $5.0 million working capital revolving line of credit and a $10.0 million term loan line of credit. Borrowings under

                             RF MICRO DEVICES, INC.

the working capital revolving credit line may be made and repaid at any time until July 13, 1999 and bear interest at the prime rate (as announced by the lender), payable monthly. Borrowings under the term loan can be made until July 13, 1999 in $2.5 million increments, and are repayable in 60 monthly installments at the prime rate, with repayments to be completed by December 31, 2003. At September 30, 1998, there were no outstanding amounts under either of these facilities.

     The Company began commercial production from the wafer fabrication facility in September 1998. Capitalized costs previously included in construction in progress for assets which are in service were reclassified into leasehold improvements and machinery and equipment, as appropriate, and amortization of these assets commenced.

                            (RF Micro Devices Logo)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                              AMOUNT TO BE PAID BY
                                                                   REGISTRANT
                                                              --------------------
SEC Registration Fee........................................        $ 28,454
NASD Filing Fee.............................................          10,735
NASDAQ National Market Additional Listing Fee...............          17,500
Printing....................................................         150,000
Legal Fees and Expenses.....................................         120,000
Accounting Fees and Expenses................................          75,000
Transfer Agent and Registrar Fees and Expenses..............           3,250
Miscellaneous...............................................          20,061
                                                                    --------
          Total.............................................        $425,000
                                                                    ========

The Registrant intends to pay all expenses of registration, issuance and distribution.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that
(i) a corporation must indemnify a director or officer who is wholly successful in his or her defense of a proceeding to which such person is a party because of his or her status as such, unless limited by the articles of incorporation, and
(ii) a corporation may indemnify a director or officers if he or she is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him or her, the corporation may not indemnify him or her. A director or officer of a corporation who is a party to a proceeding may also apply to the courts for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution, provide indemnification in addition to that provided by statute, subject to certain conditions.

     The Registrant's bylaws provide for the indemnification of any director or officer of the Registrant against liabilities and litigation expenses arising out of his or her status as such, excluding (i) any liabilities or litigation expenses relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interest of the Registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

     The Registrant's articles of incorporation provide for the elimination of the personal liability of each director of the Registrant to the fullest extent permitted by law.

     The Registrant maintains directors' and officers' liability insurance under which any controlling person, director or officer of the Registrant is insured or indemnified against certain liabilities which he or she may incur in his or her capacity as such.

     Under the underwriting agreement to be entered into by the Registrant, certain controlling persons, directors and officers of the Registrant may be entitled to indemnification by underwriters who participate in the distribution of securities covered by the Registration Statement against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1         --  Form of Underwriting Agreement+
 3.1       --  Articles of Incorporation of RF Micro Devices, Inc.*
 3.2       --  Bylaws of RF Micro Devices, Inc.*
 4.1       --  Specimen Certificate of Common Stock*
 4.2       --  Warrant, dated February 25, 1997, for the purchase of up to
               41,322 shares of Common Stock*
 4.3       --  First Amended and Restated Loan and Security Agreement,
               dated July 14, 1998, between RF Micro Devices, Inc. and
               Silicon Valley Bank**
               The registrant hereby undertakes to furnish to the
               Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of
               long-term debt of the registrant not filed herewith pursuant to Item 601(b)(4)(iii) of Regulation S-K.
 5         --  Opinion of Womble Carlyle Sandridge & Rice, PLLC+
10.1       --  1992 Stock Option Plan of RF Micro Devices, Inc.*
10.2       --  Form of Stock Option Agreement (1992 Stock Option Plan)*
10.3       --  1997 Key Employees' Stock Option Plan of RF Micro Devices,
               Inc.*
10.4       --  Form of Stock Option Agreement (1997 Key Employees' Stock
               Option Plan)*
10.5       --  Nonemployee Directors' Stock Option Plan of RF Micro
               Devices, Inc.*
10.6       --  Form of Stock Option Agreement (1997 Directors' Stock Option
               Plan)*
10.7       --  Securities Purchase Agreement, dated June 6, 1996, between
               RF Micro Devices, Inc. and TRW Inc.*
10.8       --  License and Technical Assistance Agreement, dated June 6,
               1996, between RF Micro Devices, Inc. and the Electronic
               Systems & Technology Division of the Space and Electronics
               Group of TRW Inc.*
10.9       --  Supply Agreement, dated June 6, 1996, between RF Micro
               Devices, Inc. and TRW Inc.*
10.10      --  Amendment to the Supply Agreement, dated June 6, 1996, between RF Micro Devices, Inc. and TRW Inc.***
10.11      --  Restricted Stock Agreement, dated June 6, 1996, between RF
               Micro Devices, Inc. and TRW Inc.*
10.12      --  Second Amended and Restated Registration Rights Agreement,
               dated June 6, 1996, between RF Micro Devices, Inc. and
               certain shareholders, as amended*
10.13      --  Lease Agreement, dated October 31, 1995, between RF Micro
               Devices, Inc. and Piedmont Land Company, as amended*
10.14      --  Lease Agreement, dated October 9, 1996, between RF Micro
               Devices, Inc. and Highwoods/ Forsyth Limited Partnership, as
               amended*
10.15      --  Master Equipment Lease Agreement, dated as of December 2,
               1996, between Finova Technology Finance, Inc. and RF Micro
               Devices, Inc.*
23.1       --  Consent of Womble Carlyle Sandridge & Rice, PLLC+
23.2       --  Consent of Ernst & Young LLP
24         --  Power of Attorney (included on the signature page of this
               Registration Statement)

---------------

  * Incorporated by reference to the exhibit filed with the registrant's Registration Statement on Form S-1 (File No. 333-22625).

 ** Incorporated by reference to the exhibit filed with the registrant's
    Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998.
*** Incorporated by reference to the exhibit filed with the registrant's Annual
    Report on Form 10-K for the fiscal year ended March 28, 1998.
 +  To be filed by amendment.

     (b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts, Years Ended March 31,
                    1996, 1997 and 1998 (Audited) and Six Months Ended September 30, 1998 (Unaudited).

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

          (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on December 22, 1998.

                                          RF MICRO DEVICES, INC.

                                          By: /s/ DAVID A. NORBURY
                                            ------------------------------------
                                            David A. Norbury
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints David A. Norbury and William A. Priddy, Jr., and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capabilities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on December 22, 1998 in the capacities indicated.

/s/ DAVID A. NORBURY                               /s/ WILLIAM A. PRIDDY, JR.
--------------------------------------------       --------------------------------------------
David A. Norbury                                   William A. Priddy, Jr.
President, Chief Executive Officer and             Vice President, Chief Financial Officer and
Director (principal executive officer)             Treasurer (principal financial and
                                                   accounting officer)

/s/ ROBERT C. FLEMING                              /s/ ERIK H. VAN DER KAAY
--------------------------------------------       --------------------------------------------
Robert C. Fleming                                  Erik H. van der Kaay
Director                                           Director

/s/ ALBERT E. PALADINO                             /s/ WILLIAM J. PRATT
--------------------------------------------       --------------------------------------------
Albert E. Paladino                                 William J. Pratt
Director                                           Director

/s/ WALTER H. WILKINSON, JR.                       /s/ TERRI D. ZINKIEWICZ
--------------------------------------------       --------------------------------------------
Walter H. Wilkinson, Jr.                           Terri D. Zinkiewicz
Director                                           Director

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
RF Micro Devices, Inc.

     We have audited the financial statements of RF Micro Devices, Inc. as of March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998, and have issued our report thereon dated April 24, 1998 (included elsewhere in the Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the schedule based on our audits.

     In our opinion the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Raleigh, North Carolina
April 24, 1998

                             RF MICRO DEVICES, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
            YEARS ENDED MARCH 31, 1996, 1997 AND 1998 (AUDITED) AND
                SIX MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                                            ADDITIONS
                                             BALANCE AT     CHARGED TO
                                            BEGINNING OF    COSTS AND      DEDUCTIONS       BALANCE AT
                                               PERIOD        EXPENSES     FROM RESERVES    END OF PERIOD
                                            ------------    ----------    -------------    -------------
Year ended March 31, 1996
  Allowance for doubtful accounts.........         --         $  489             --              489
  Inventory reserve.......................         --             81             --               81
  Warranty reserve........................         --             --             --               --
Year ended March 31, 1997
  Allowance for doubtful accounts.........     $  489             21             --              510
  Inventory reserve.......................         81            766             --              847
  Warranty reserve........................         --            138             --              138
Year ended March 31, 1998
  Allowance for doubtful accounts.........        510            520         $  541              489
  Inventory reserve.......................        847          2,316            450            2,713
  Warranty reserve........................        138            245            163              220
Six months ended September 30, 1998
  (Unaudited)
  Allowance for doubtful accounts.........        489            218            359              348
  Inventory reserve.......................      2,713          1,349          2,256            1,806
  Warranty reserve........................        220            185             --              405